UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 18, 2022

CF ACQUISITION CORP. V

(Exact name of registrant as specified in its charter)

Delaware	001-39953	85-1030340
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

110 East 59th Street, New York, NY 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 938-5000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	CFFVU	The Nasdaq Capital Market
Class A common stock, par value $0.0001 per share	CFV	The Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	CFFVW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement

Liberty Investment

As previously disclosed, CF Acquisition Corp. V, a Delaware corporation (“CF V”), Nettar Group Inc. (d/b/a Satellogic), a business company with limited liability incorporated under the laws of the British Virgin Islands (the “Company” or “Satellogic”), Satellogic Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands and a direct wholly owned subsidiary of the Company (“PubCo”), and the other parties thereto, entered into an Agreement and Plan of Merger, dated July 5, 2021, pursuant to which the Company and CF V will complete a business combination (the “Business Combination”).

Liberty Investment

On January 18, 2022, the Company and CF V entered into a Subscription Agreement (the “Liberty Subscription Agreement”) with Liberty Strategic Capital (SATL) Holdings, LLC (the “Liberty Investor”), a Cayman Islands limited liability company and investment vehicle managed by Liberty 77 Capital L.P. (the “Liberty Manager” and together with the Liberty Investor, “Liberty”) pursuant to which the Liberty Investor agreed to purchase, and the Company agreed to issue and sell to the Liberty Investor, following satisfaction or waiver of the conditions in the Liberty Subscription Agreement (the closing date of the Liberty Investment (as defined below), the “Liberty Closing”), (i) 20,000,000 Class A ordinary shares of the Company par value $0.0001 per share (any Class A ordinary shares, “Class A Ordinary Shares” and such shares, the “Liberty Shares”), (ii) 5,000,000 warrants, each warrant providing the holder thereof the right to purchase one (1) Class A Ordinary Share at an exercise price of $10.00 per share (the “$10.00 Liberty Warrants”), and (iii) 15,000,000 warrants, each warrant providing the holder thereof the right to purchase one (1) Class A Ordinary Share at an exercise price of $15.00 per share (the “$15.00 Liberty Warrants” and together with the $10.00 Liberty Warrants, the “Liberty Warrants”), in a private placement (the “Liberty Investment”) for an aggregate purchase price of $150.0 million. The Liberty Warrants will be issued at the Liberty Closing, will expire on the fifth anniversary thereof and will, except as described below, otherwise generally have the same terms and conditions as the CF V warrants held by CF V’s sponsor, CFAC Holdings V, LLC. For so long as Liberty or its permitted transferees hold Liberty Warrants, such held warrants will not be redeemable by the Company.

Closing of the Liberty Investment is subject to customary closing conditions, including the consummation of the Business Combination and expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act relating to such investment, and is therefore expected to close in the first half of February 2022. Consequently, the closing of the Business Combination is expected to occur prior to the closing of the Liberty Investment.

In connection with the issuance of the Liberty Shares and the Liberty Warrants, (i) the Company has agreed to provide the Liberty Investor with the same registration rights with respect to the Liberty Securities (as defined below) as the Company provided to the PIPE subscribers in the PIPE subscription agreements, and (ii) the Liberty Investor has agreed to subject the Liberty Securities to transfer restrictions for a period of one year following the Closing of the Business Combination. The “Liberty Securities” means the Liberty Shares, the Liberty Warrants, and the Class A Ordinary Shares issuable upon exercise of the Liberty Warrants and the Advisory Fee Warrants (as defined below).

Contemporaneously with the execution of the Liberty Subscription Agreement, the Company, Liberty and Sponsor entered into that certain letter agreement (the “Liberty Letter Agreement”) pursuant to which the Company agreed that, for so long as the Liberty Investor (or affiliates managed by the Liberty Manager or its affiliates) hold, in the aggregate, at least 6,666,666 Company Class A Ordinary Shares, (i) the Liberty Investor will have the right to nominate two directors for election to the Company Board by the Company shareholders, which director nominees must be reasonably acceptable to the Company (the “Liberty Directors”), (ii) the Liberty Investor will have the right to nominate one Liberty Director to serve on each committee of the Company Board, (iii) so long as Company Class B ordinary shares of the Company, par value $0.0001 per share (“Class B Ordinary Shares”) are outstanding, the Company will be required to obtain the consent of the Liberty Investor if the Company were to issue in a transaction, or series of transactions, a number of shares that equals or exceeds 20% of the outstanding Company Ordinary Shares on a fully diluted basis, subject to exceptions for issuances by the Company in connection with (a) any acquisition by the Company of equity interests, assets, properties or business of any person, (b) any merger, consolidation or other business combination involving the Company , (c) any transaction or series of related transactions involving a change of control of the Company or (d) any equity split, payment of distributions or any similar recapitalization, and (iii) the Company will pay the Liberty Manager an advisory fee for advisory services to be provided by the Liberty Investor and the Liberty Directors to the Company of (x) warrants to purchase 2,500,000 Class A Ordinary Shares, at an exercise price of $10.00 per Class A Ordinary Share (the “Advisory Fee Warrants”) to be issued at the Liberty Closing, will be exercisable beginning at the Liberty Closing and will expire five years from the date thereof and (y) $1.25 million to be paid on each of the six quarterly anniversaries beginning on the 18 month anniversary of the Liberty Closing (the “Advisory Fee Cash Payments”). In exchange for the Advisory Fee, the Liberty Investor has agreed to be reasonably available and to make the Liberty Directors reasonably available from time to time to advise the Company until the occurrence of a Cessation Event (defined below). In the event that the Liberty Investor (or affiliates of the Liberty Investor managed by the Liberty Manager or its affiliates) no longer holds, in the aggregate, at least 6,666,666 Company Class A Ordinary Shares (a “Cessation Event”), (i) the Liberty Investor’s right to nominate two directors will cease immediately and the terms of any then-serving Liberty Directors will expire at the next election of directors and (ii) the Liberty Manager will no longer be entitled to receive any additional Advisory Fee Cash Payments. In addition, so long as a Cessation Event has not occurred, Mr. Kargieman agreed to vote the Company Ordinary Shares held by him in favor of the election of the Liberty Director nominees. Mr. Kargieman will also cause any transferee of his Class B Ordinary Shares to agree to such obligations (other than in the case of a transfer of Class B Ordinary Shares to a transferee that would result in automatic conversion of such Class B Ordinary Shares into Class A Ordinary Shares in accordance with the Company’s memorandum and articles of association.

The parties to the Liberty Letter Agreement have agreed that the Liberty Directors will initially be Secretary Steven Terner Mnuchin, who will serve as the Company’s Non-Executive Chairman, and an individual to be designated by Liberty prior to the Liberty Closing who is reasonably acceptable to the Company. In addition, the parties agreed that (i) for so long as Emiliano Kargieman and his affiliates own beneficially at least one-third of the number of shares of the Company owned on the Closing Date (subject to customary adjustments for corporate events), Mr. Kargieman will have the right to designate two directors for election to the Company Board by the Company shareholders, one of whom will be Mr. Kargieman and the other shall be reasonably acceptable to Liberty and Sponsor, who will initially be Marcos Galperin, (ii) for so long as Sponsor and its affiliates own beneficially at least one-third of the number of shares of the Company owned on the Closing Date (subject to customary adjustments for corporate events), Howard Lutnick will be designated for election to the Company Board by the Company shareholders and (iii) three individuals will be designated by the Company’s nominating committee, which individuals will initially be Ted Wang, Brad Halverson and an individual designated by Mr. Kargieman who is reasonably acceptable to Liberty and whose appointment shall be in compliance with NASDAQ listing requirements, each of whom will be appointed prior to Closing.

A proxy statement/prospectus supplement which supplements the proxy statement/prospectus dated November 12, 2021 relating to (x) the special meeting of stockholders (the “Special Meeting”) of CF V at which CF V’s stockholders (the “CF V Stockholders”) will consider and vote upon the “Business Combination Proposal,” to adopt the Merger Agreement and (y) the issuance of Company Class A Ordinary Shares pursuant to the Merger Agreement is being filed with the Securities and Exchange Commission.

The foregoing is a summary of the material terms of the Liberty Subscription Agreement and the Liberty Letter Agreement. Forms of the Liberty Subscription Agreement and Liberty Letter Agreement are attached as Exhibits 10.1 and 10.2, respectively, to this Form 8-K, and are incorporated by reference into this Form 8-K. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Liberty Subscription Agreement and the Liberty Letter Agreement.

Item 3.02.	Unregistered Sales of Equity Securities

The disclosure set forth above under the heading “Liberty Investment” in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02. The Liberty Shares and Liberty Warrants to be issued in connection with the Liberty Subscription Agreement and the Advisory Fee Warrants to be issued in connection with the Liberty Letter Agreement will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01.	Regulation FD Disclosure

On January 18, 2022, CF V and the Company issued a joint press release announcing the execution of the Liberty Subscription Agreement and the Liberty Letter Agreement described in Item 1.01 above. The press release is attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference. Notwithstanding the foregoing, information contained on the websites of CF V, the Company or any of their affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of CF V under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibit 99.1.

Important Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between Satellogic and CFV. In connection with the transaction described herein, CFV and PubCo have filed relevant materials with the SEC, including an effective registration statement on Form F-4, which includes a prospectus of PubCo and a proxy statement of CFV. The definitive proxy statement was sent to all CFV stockholders. PubCo and CFV will also file other documents regarding the proposed transaction with the SEC including a proxy statement/prospectus supplement describing the Liberty investment in more detail. Before making any voting or investment decision, investors and security holders of PubCo, Satellogic and CFV are urged to read the registration statement, the proxy statement/prospectus, the proxy statement/prospectus supplement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CF V through the website maintained by the SEC at www.sec.gov or by directing a request to CF V to 110 East 59th Street, New York, NY 10022 or via email at CFV@cantor.com.

Participants in the Solicitation

PubCo, CF V, Satellgoic and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF V’s stockholders in connection with the proposed transaction. Information about CF V’s directors and executive officers and their ownership of CF V’s securities is set forth in CF V’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction, and the proxy statement/prospectus supplement. You may obtain free copies of these documents as described in the section entitled “Important Information and Where to Find It” above.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CF V, PubCo or Satellogic, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This press release contains “forward-looking statements,” including statements regarding the proposed transaction between CFV and Satellogic. Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CFV’s, Satellogic’s or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on CFV’s and

Satellogic’s current expectations and beliefs concerning future developments and their potential effects on CFV or Satellogic and include statements concerning (i) leadership changes, (ii) Satellogic’s ability to scale its constellation, (iii) Satellogic’s ability to meet image quality expectations and continue to offer superior unit economics, (iv) Satellogic’s ability to become or remain an industry leader, (v) the number of commercial applications for Satellogic’s products and services, (vi) Satellogic’s ability to address all commercial applications for satellite imagery or address a certain total addressable market and the expected size of that market, (vii) expectations regarding cash on the balance sheet following closing of the business combination and the PIPE offering, including after giving effect to expected redemptions of CFV stock, and whether such cash will be sufficient to meet Satellogic’s business objectives and (viii) the expected timing of closing the transaction and the Liberty investment. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by, an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CFV and Satellogic. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CFV’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by CFV’s stockholders, the satisfaction of the minimum trust account amount following any redemptions by CFV’s public stockholders and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) the inability to complete the PIPE offering or the Liberty investment, (v) the effect of the announcement or pendency of the transaction on Satellogic’s business relationships, operating results and business generally, (vi) risks that the transaction disrupts current plans and operations of Satellogic, (vii) changes in the competitive and highly regulated industries in which Satellogic operates, variations in operating performance across competitors and changes in laws and regulations affecting Satellogic’s business, (viii) the ability to implement business plans, forecasts and other expectations after the completion of the transaction, and identify and realize additional opportunities, (ix) the risk of downturns in the commercial launch services, satellite and spacecraft industry, (x) the outcome of any legal proceedings that may be instituted against Satellogic or CFV related to the merger agreement or the transaction, (xi) volatility in the price of CFV’s or any successor entity’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Satellogic operates or plans to operate, variations in performance across competitors, changes in laws and regulations affecting Satellogic’s business and changes in the combined capital structure, (xii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xiii) the risk that Satellogic and its current and future collaborators are unable to successfully develop and commercialize Satellogic’s products or services, or experience significant delays in doing so, (xiv) the risk that Satellogic may never achieve or sustain profitability, (xv) the risk that Satellogic may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all, (xvi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xvii) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (xviii) the risk of product liability or regulatory lawsuits or proceedings relating to Satellogic’s products and services, (xix) the risk that Satellogic is unable to secure or protect its intellectual property and (xx) the risk that the post-combination company’s securities will not be approved for listing on The Nasdaq Stock Market LLC or another stock exchange or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-4 and proxy statement/prospectus discussed above and other documents filed or to be filed by CFV, Satellogic and/or any successor entity of the transaction from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Satellogic and CFV assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Satellogic nor CFV gives any assurance that either Satellogic, CFV or the combined company will achieve its expectations.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit No.	Description

10.1	Liberty Subscription Agreement dated January 18, 2022.

10.2	Liberty Letter Agreement dated January 18, 2022.

99.1	Press Release Announcing the Liberty Investment dated January 18, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CF ACQUISITION CORP. V

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chief Executive Officer

Dated: January 18, 2022

Exhibit 10.1

Execution Version

SUBSCRIPTION AGREEMENT

January 18, 2022

CF Acquisition Corp. V

110 East 59th Street

New York, NY 10022

Satellogic Inc.

Kingston Chambers

PO Box 173

Road Town, Tortola

British Virgin Islands

Nettar Group Inc. (d/b/a Satellogic)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers

P.O. Box 173

Road Town, Tortola

British Virgin Islands

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is entered into this 18th day of January, 2022, by and among Satellogic Inc., a company limited by shares incorporated under the laws of the British Virgin Islands (the “Issuer”), CF Acquisition Corp. V, a Delaware corporation (the “Company”), and the undersigned (the “Subscriber” or “you”).

The Issuer has entered into an Agreement and Plan of Merger dated as of July 5, 2021 (the “Transaction Agreement” and the transactions contemplated thereby, the “Transactions”), among the Issuer, the Company, Nettar Group Inc. (d/b/a Satellogic), a company incorporated in the British Virgin Islands (the “Target”), and the other parties named therein, pursuant to which (i) it has formed a British Virgin Islands business company with limited liability, wholly-owned by the Issuer (the “Non-US Merger Sub”), which will, pursuant to the Transaction Agreement, merge with and into, the Target with the Target as the surviving entity (the “First Merger”), and (ii) it has formed a Delaware corporation, wholly-owned by the Issuer (the “US Merger Sub”), which will, pursuant to the Transaction Agreement and following consummation of the First Merger, merge with and into the Company, with the Company as the surviving entity (the “Second Merger” and together with the First Merger, the “Mergers”). In connection with the closing of the Transactions, the Issuer is seeking your commitment to purchase shares of the Issuer’s Class A ordinary shares, par value $0.0001 per share (any such Class A ordinary shares, “Issuer Shares”), in a private placement (the “Offering”).

In connection therewith, the Subscriber, the Company, and the Issuer agree as follows:

1. Definitions.

(a) “IPO Prospectus” means the final prospectus of the Company, dated as of January 28, 2021 and filed with the Commission (File No. 333-251971) on January 29, 2021.

(b) “Sponsor” means CFAC Holdings V, LLC.

(c) “Transfer” means (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act (as defined below) with respect to any relevant securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any relevant securities, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

2. Subscription; Subscriber Shares and PIPE Warrants.

(a) The Subscriber hereby subscribes for and agrees to purchase from the Issuer, and the Issuer agrees to issue and sell to the Subscriber, an aggregate of 20,000,000 Issuer Shares (the “Subscriber Shares”). In consideration for the Subscriber Shares and the PIPE Warrants (as defined below), the Subscriber shall pay the Issuer an aggregate purchase price equal to the product of (x) $7.50, and (y) the Subscriber Shares (the “Purchase Price”), all on the terms and conditions provided for herein; provided that (A) the Purchase Price, shall be appropriately reduced to reflect the impact of any dividends or redemptions (excluding for the avoidance of doubt any redemptions the Company’s Class A Common Stock redeemed in connection with the closing of the Transactions which occur after the date hereof and prior to the Transaction Closing (as defined below), and (B) the number of Subscriber Shares and the price per share set forth in the foregoing clause (x) shall be equitably adjusted to reflect the impact of any stock split or share sub-division, reverse stock split or share consolidation, stock dividend or share capitalization, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Issuer Shares occurring on or after the date hereof and prior to the Closing.

(b) In addition to the Subscriber Shares, upon payment of the Purchase Price, on the Closing Date (as defined below), the Issuer shall issue to the Subscriber, and the Subscriber shall subscribe from the Issuer, an aggregate of (i) 5,000,000 warrants, each warrant providing the holder thereof the right to purchase one (1) Issuer Share at an exercise price of $10.00 per share and (ii) 15,000,000 warrants, each warrant providing the holder thereof the right to purchase one (1) Issuer Share at an exercise price of $15.00 per share (the warrants under clauses (i) and (ii), collectively, the “PIPE Warrants”); provided that the provisions of Section 4 of the Warrant Agreement shall be applied to the PIPE Warrants as if in effect as of the date hereof. Each PIPE Warrant shall be exercisable as and from the Closing Date and shall expire on the fifth anniversary thereof. The Issuer Shares underlying the PIPE Warrants are hereinafter referred to as the “Subscriber Warrant Shares” and the Subscriber Shares, the PIPE Warrants and the Subscriber Warrant Shares are collectively referred to as the “Subscriber Securities”. The term “Subscriber Shares” as used in Sections 4, 5(c), 6(c), 6(d), 6(e), 6(l), 7, 8 and 10 – 13 of this Subscription Agreement shall be deemed to include the Subscriber Warrant Shares, as the context requires.

3. Closing; Delivery of Subscriber Shares and PIPE Warrants.

(a) The issuance of the Subscriber Shares and PIPE Warrants contemplated hereby (the “Closing”, and the date on which the Closing actually occurs, the “Closing Date”) is contingent upon the consummation of the Transactions (the “Transaction Closing”). The Closing shall occur within one (1) Business Day after the date on which the Closing condition set forth in Section 4(a)(iii) has been satisfied (assuming all other Closing conditions set forth in Section 4 have or will be satisfied or validly waived prior to or on such date).

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(b) At least two (2) Business Days (as defined below) before the anticipated Closing Date, the Issuer shall deliver written notice to the Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Issuer (provided that the Issuer shall be permitted to supplement or update the Closing Notice as necessary to extend the anticipated Closing Date). No later than 4:00 p.m. (Eastern time) one (1) Business Day prior to the Closing Date specified in the Closing Notice (as may be supplemented), the Subscriber shall deliver the Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice, such funds to be held in escrow and not to be used by the Issuer for any purpose until the Closing.

(c) The Issuer shall deliver to the Subscriber (i) at the Closing, the Subscriber Shares and PIPE Warrants in book entry form, free and clear of any liens or other restrictions (other than those arising under state or federal securities laws), in the name of the Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by the Subscriber, as applicable, and (ii) promptly after the Closing, evidence from the Issuer’s transfer agent of the issuance to the Subscriber of the Subscriber Shares and PIPE Warrants (in book entry form) on and as of the Closing Date.

4. Closing Conditions. In addition to the conditions set forth in Section 3:

(a) General Conditions. The Closing is also subject to the satisfaction or valid waiver in writing by each party of the conditions that, on the Closing Date:

(i) no suspension of the qualification of the applicable Subscriber Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred;

(ii) no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated by this Subscription Agreement illegal or otherwise preventing or prohibiting consummation of the transactions contemplated by this Subscription Agreement;

(iii) all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended, supplemented or modified from time to time, the “HSR Act”) in respect of the Transactions shall have expired or been terminated; and

(iv) the Transactions shall have been consummated.

(b) Issuer Conditions. The obligations of the Issuer to consummate the Closing are also subject to the satisfaction or valid waiver by the Issuer of the additional conditions that, on the Closing Date:

(i) all representations and warranties of the Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) at and as of the date of the Transaction Closing (the “Transaction Closing Date”) (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) as of such date), and consummation of the Closing shall constitute a reaffirmation by the Subscriber of each of the representations, warranties and agreements of the Subscriber contained in this Subscription Agreement as of the Transaction Closing Date or as of such specific date, as applicable; and

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(ii) the Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

(c) Subscriber Conditions. The obligations of the Subscriber to deliver the Purchase Price, and to perform any of its other obligations hereunder, are also subject to the satisfaction or valid waiver by the Subscriber of the additional conditions that, on the Closing Date:

(i) all representations and warranties of the Issuer and the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or an Issuer MAE or Company MAE (each as defined herein), which representations and warranties shall be true and correct in all respects) at and as of the Transaction Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Issuer MAE or Company MAE, which representations and warranties shall be true and correct in all respects) as of such date), and consummation of the Closing shall constitute a reaffirmation by the Issuer and the Company of each of its respective representations, warranties and agreements contained in this Subscription Agreement as of the Transaction Closing Date or as of such specific date, as applicable;

(ii) each of the Company and Issuer shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing;

(iii) no amendment, modification, or waiver of the Transaction Agreement or Issuer’s organizational documents (as the same exists on the date hereof as provided to the Subscriber and except as set forth in the Form 6-K filed by the Issuer with the Commission (as defined below) on December 27, 2021) shall have occurred, other than those amendments, modifications or waivers contemplated by this Subscription Agreement, the Liberty Side Letter (as defined below), the Amended Articles (as defined below) or any other agreement contemplated by the draft of the proxy statement provided to the Subscriber prior to the date hereof, that would reasonably be expected to materially and adversely affect the economic benefits that the Subscriber would reasonably expect to receive under this Subscription Agreement;

(iv) the Company and Issuer shall have obtained all consents or approvals (including any approval of shareholders) necessary to permit Issuer and Company to perform its obligations under this Subscription Agreement and consummate the Transactions;

(v) the Subscriber Shares and the Subscriber Warrant Shares shall be approved for listing on Nasdaq or NYSE, as applicable, subject to official notice of issuance; and

(vi) the Board of Directors of the Issuer shall have adopted a resolution in accordance with the Issuer’s articles of association increasing the size of the Issuer’s Board of Directors to consist of nine (9) directors and the Subscriber Directors (as defined in the Liberty Side Letter) shall be directors of the Issuer in accordance with that certain letter agreement, dated as of the date hereof, by and between the Issuer, the Subscriber and Emiliano Kargieman (the “Liberty Side Letter”); and

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(vii) the Memorandum and Articles of Association of the Issuer in effect as of the Closing shall be in the form attached as Exhibit C (the “Amended Articles”), and the Subscriber shall have received evidence of the same.

5. Company Representations and Warranties. The Company represents and warrants to the Subscriber that:

(a) Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b) Authorization; Enforcement. This Subscription Agreement has been duly authorized, executed and delivered by the Company, constitutes a valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(c) No Conflicts. The execution, delivery and performance of this Subscription Agreement, the Original Subscription Agreements and the Warrant Agreement, including but not limited to, the issuance and sale of the Subscriber Shares by the Issuer and the consummation of the transactions contemplated hereby, will not (i) conflict with or result in a material breach or material violation of any of the terms or provisions of, or constitute a material default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, license, lease or any other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company is subject, which would have a material adverse effect on the business, properties, assets, liabilities, operations, condition (including financial condition), stockholders’ equity or results of operations of the Company or the combined company after giving effect to the Transactions (a “Company MAE”) or materially affect the validity of the Subscriber Shares or the legal authority or ability of the Company to perform in all material respects its obligations under the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would have a Company MAE or materially affect the validity of the Subscriber Shares or the legal authority or ability of the Company to perform in all material respects its obligations under the terms of this Subscription Agreement.

(d) Filings, Consents and Approvals. Assuming the accuracy of the representations and warranties of the Subscriber, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Company of this Subscription Agreement, other than (i) those required to consummate the Transactions as provided under the Transaction Agreement, (ii) any filings or notices required by Nasdaq or the NYSE, as applicable, (iii)

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any consents, waivers, filings, authorizations or orders which have already been obtained or in respect of which the Company’s obligations thereof have already been satisfied, or (iv) any consent, waiver, authorization or order of, notice to, or filing or registration, the failure of which to obtain would not be reasonably expected to have, individually or in the aggregate, a Company MAE.

(e) Capitalization. As of the date of this Subscription Agreement, the authorized capital stock of the Company consists of (i) 240,000,000 shares of Class A common stock, par value $0.0001 per share (the “Company Class A Common Stock”), (ii) 30,000,000 shares of Class B common stock, par value $0.0001 per share (the “Company Class B Common Stock” and together with the Company Class A Common Stock, the “Company Common Stock”), and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”). As of the date of this Subscription Agreement, (A) 25,600,000 shares of Company Class A Common Stock are issued and outstanding, (B) 6,250,000 shares of Company Class B Common Stock are issued and outstanding, (C) 8,333,333 redeemable public warrants to purchase Company Class A Common Stock are issued and outstanding, (D) 200,000 private placement warrants to purchase Company Class A Common Stock are issued and outstanding, and (E) no Preferred Stock is issued and outstanding. All (1) issued and outstanding shares of Company Common Stock have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights and (2) outstanding warrants have been duly authorized and validly issued and are not subject to preemptive rights. Except as set forth above and pursuant to the Transaction Agreement, the other agreements and arrangements referred to therein or in the SEC Reports, the Original Subscription Agreements and the Forward Purchase Contract (as defined below), as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company shares of Company Common Stock or other equity interests in the Company, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, the Company has no subsidiaries, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any securities of the Company, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Transaction Agreement. There are no securities or instruments by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Subscriber Shares, PIPE Warrants or Subscriber Warrant Shares or any Issuer Shares issued pursuant to the Original Subscription Agreements, in each case, that have not been or will not be validly waived on or prior to the Transaction Closing Date. As of the date hereof, the Company had no outstanding long-term indebtedness (other than fees payable under the business combination marketing agreement entered into in connection with its initial public offering and other indebtedness to be repaid at the Transaction Closing) and will not have any such long-term indebtedness immediately prior to the Transaction Closing (other than fees payable under the business combination marketing agreement entered into in connection with its initial public offering and other indebtedness to be repaid at the Transaction Closing).

(f) Registration of Common Stock. As of the date of this Agreement, the issued and outstanding shares of Company Common Stock are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are listed for trading on Nasdaq under the symbol “CFV.” There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by Nasdaq or the Securities and Exchange Commission (the “Commission”) with respect to any intention by such entity to deregister the Company Common Stock or prohibit or terminate the listing of the Company Common Stock on Nasdaq.

(g) Regulatory Actions. Except for such matters as have not had and would not be reasonably be expected to have, individually or in the aggregate, a Company MAE, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company, threatened against the Company, or (ii) judgment, decree, injunction, ruling or order of any governmental entity outstanding against the Company.

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(h) Compliance. The Company is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a Company MAE. The Company has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Company MAE. The Company is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the organizational documents of the Company, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company is now a party or by which the Company’s properties or assets are bound, or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company MAE.

(i) Broker Fees. The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Subscriber could become liable. Other than compensation to be paid to Cantor Fitzgerald & Co. as sole placement agent to the Issuer (the “Placement Agent”), the Company is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of the Subscriber in connection with the sale of any Issuer Shares in the Offering.

(j) Company SEC Reports; Financial Statements. As of their respective dates, all forms, reports, statements, schedules, proxy statements, registration statements and other documents filed by the Company with the Commission prior to the date of this Subscription Agreement (the “Company SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the Company SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. The Company has timely filed each report, statement, schedule, prospectus, and registration statement that the Company was required to file with the Commission since its initial registration of the Common Stock with the Commission. A copy of each Company SEC Report is available to the Subscriber via the Commission’s EDGAR system. There are no outstanding or unresolved comments in comment letters received by the Company from the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to any of the Company SEC Reports. Notwithstanding the foregoing, no representation or warranty is made as to any statement or information that relates to (i) the topics referenced in the Commission’s “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” issued by the Staff on April 12, 2021, (ii) the classification of shares of the Company’s Common Stock as permanent or temporary equity, or (iii) any subsequent guidance, statements or interpretations issued by the Commission or the Staff, whether formally or informally, publicly or privately, including guidance,

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statements or interpretations relating to the foregoing or to other accounting matters, including matters relating to initial public offering securities or expenses (collectively, the “SEC Guidance”), and no correction, amendment or restatement of any of the Company SEC Reports due to the SEC Guidance shall be deemed to be a breach of any representation or warranty by the Company.

(k) No Side Letters. Other than the Original Subscription Agreements, the Transaction Agreement, the Forward Purchase Contract and the agreements contemplated thereby, the Company has not entered into any subscription agreement, side letter or similar agreement with any subscriber under an Original Subscription Agreement (each such subscriber, an “Original Subscriber”) in connection with such Original Subscriber’s investment in the Issuer through a private placement, except for side letters required to comply with any such Original Subscriber’s policies and procedures or rules and regulations applicable to such Original Subscriber. No Original Subscription Agreement includes terms and conditions that are more advantageous to any such Original Subscriber than the Subscriber hereunder (other than terms particular to the regulatory requirements of such Original Subscriber or its affiliates or related funds and other than the Forward Purchase Contract), and such Original Subscription Agreements have not been amended, supplemented or modified in any material respect following the date of this Subscription Agreement to include such terms and conditions.

(l) No Bankruptcy. The Company has not taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation, administration or winding up or failed to pay its debts when due, nor does the Company have any knowledge or reason to believe that any of its creditors intend to initiate involuntary bankruptcy proceedings or seek to commence an administration.

The Company understands that the foregoing representations and warranties shall be deemed material to and have been relied upon by the Subscriber.

6. Issuer Representations and Warranties. The Issuer represents and warrants to the Subscriber that:

(a) Organization and Qualification. The Issuer is a company duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands. The Issuer has the corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b) Authorization; Enforcement. This Subscription Agreement has been duly authorized, executed and delivered by the Issuer, constitutes a valid and binding obligation of the Issuer and is enforceable against the Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(c) Issuance. The Subscriber Shares and the PIPE Warrants have been duly authorized and, when issued and delivered to the Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, the Subscriber Shares and the PIPE Warrants will be validly issued, fully paid and non-assessable, free and clear of any liens or other encumbrances (other than those arising under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s articles of association (as in effect at such time of issuance). Upon the issuance of the PIPE Warrants, the Subscriber Warrant Shares underlying such warrants shall have been reserved for issuance and when issued in accordance with the terms of the PIPE Warrants, will be duly authorized, validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s articles of association (as in effect at such time of issuance).

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(d) No Conflicts. The execution, delivery and performance of this Subscription Agreement (including the issuance and sale of the Subscriber Shares, the PIPE Warrants and the Subscriber Warrant Shares by the Issuer), and the consummation of the transactions contemplated hereby, (i) will not conflict with or result in a material breach or material violation of any of the terms or provisions of, or constitute a material default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, license, lease or any other agreement or instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries is bound or to which any of the property or assets of the Issuer is subject, which would have a material adverse effect on the business, properties, assets, liabilities, operations, condition (including financial condition), stockholders’ equity or results of operations of the Issuer or the combined company after giving effect to Transactions (an “Issuer MAE”) or materially affect the validity of the Subscriber Shares, the PIPE Warrants or the Subscriber Warrant Shares (when issued) or the legal authority or ability of the Issuer to perform in all material respects its obligations under the terms of this Subscription Agreement, other than with respect to the Original Subscription Agreements; (ii) result in any violation of the provisions of the organizational documents of the Issuer; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would have an Issuer MAE or materially affect the validity of the Subscriber Shares, the PIPE Warrants or the Subscriber Warrant Shares (when issued) or the legal authority or ability of the Issuer to perform in all material respects its obligations under the terms of this Subscription Agreement.

(e) Filings, Consents and Approvals. Assuming the accuracy of the representations and warranties of the Subscriber, the Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement (including, without limitation, the issuance of the Subscriber Shares, the PIPE Warrants and the Subscriber Warrant Shares), other than (i) any required filing of a Notice of Exempt Offering of Securities on Form D with the Commission under Regulation D of the Securities Act, (ii) the filing with the Commission of a registration statement pursuant to Section 10, (iii) the filings required by applicable state or federal securities laws, (iv) any filings or notices required by Nasdaq or the NYSE, as applicable, (v) those required to consummate the Transactions as provided under the Transaction Agreement, (vi) the filing of notification under the HSR Act, if applicable, and (vii) any consent, waiver, authorization or order of, notice to, or filing or registration, the failure of which to obtain would not be reasonably expected to have, individually or in the aggregate, an Issuer MAE.

(f) Capitalization. As of the date of this Subscription Agreement, the authorized capital stock of the Issuer consists of an unlimited number of shares comprising an unlimited number of Issuer Shares and an unlimited number of Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), of which one (1) Issuer Share is issued and outstanding as of the date of this Agreement. The issued and outstanding Issuer Share has been duly authorized and validly issued, is fully paid and non-assessable, and is not subject to preemptive rights. Except as set forth above and pursuant to the Original Subscription Agreements, the Amended and Restated Forward Purchase Contract, dated July 5, 2021, between the Sponsor, the Issuer and the Company (the “Forward Purchase Contract”), the Transaction Agreement and the other agreements and arrangements referred to therein, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Issuer any

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Issuer Shares or other equity interests in the Issuer, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, other than US Merger Sub and Non-US Merger Sub, the Issuer has no subsidiaries, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Issuer is a party or by which it is bound relating to the voting of any securities of the Issuer, other than as contemplated by the Transaction Agreement. There are no securities or instruments by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Subscriber Shares, PIPE Warrants or Subscriber Warrant Shares or any Shares issued pursuant to the Original Subscription Agreements, in each case, that have not been or will not be validly waived on or prior to the Transaction Closing Date. As of the date hereof, the Issuer had no outstanding long-term indebtedness and will not have any such long-term indebtedness immediately prior to the Transaction Closing. As of the date hereof, Emiliano Kargieman and any Permitted Class B Transferees (as defined in the Amended Articles) own 4,136,691 shares of the Target, which, at the Transaction Closing, will be converted into Class B Ordinary Shares (as defined in the Amended Articles) at the Company Exchange Ratio (as defined in the Transaction Agreement).

(g) Registration of Issuer Shares. Upon consummation of the Transaction Closing, the Issuer Shares will be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Nasdaq or the NYSE, as determined by the Issuer, and the Subscriber Shares will be approved for listing on such trading market subject to official notice of issuance.

(h) Regulatory Actions. There is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Issuer, threatened against the Issuer, or (ii) judgment, decree, injunction, ruling or order of any governmental entity outstanding against the Issuer.

(i) Compliance. The Issuer is in compliance with all applicable laws. The Issuer has not received any written communication from a governmental entity that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law. The Issuer is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the organizational documents of the Issuer, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Issuer is now a party or by which the Issuer’s properties or assets are bound, or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties.

(j) Broker Fees. Except as set forth in the following sentence, the Issuer has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Subscriber could become liable. Other than compensation to be paid to the Placement Agent, the Issuer is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of the Subscriber in connection with the sale of any Issuer Shares in the Offering.

(k) Investment Company. The Issuer is not, and immediately after receipt of payment for the Issuer Shares being sold in the Offering, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

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(l) Private Placement. Assuming the accuracy of the Subscriber’s representations and warranties set forth in Section 7, in connection with the offer, sale and delivery of the Subscriber Shares in the manner contemplated by this Subscription Agreement, it is not necessary to register the Subscriber Shares under the Securities Act. The Subscriber Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

(m) No Side Letters. Other than the Original Subscription Agreements, the Transaction Agreement, the Forward Purchase Contract and the agreements contemplated thereby, the Issuer has not entered into any subscription agreement, side letter or similar agreement with any Original Subscriber in connection with such Original Subscriber’s investment in the Issuer through a private placement, except for side letters required to comply with any such Original Subscriber’s policies and procedures or rules and regulations applicable to such Original Subscriber. No Original Subscription Agreement includes terms and conditions that are more advantageous to any such Original Subscriber than the Subscriber hereunder (other than terms particular to the regulatory requirements of such Original Subscriber or its affiliates or related funds and other than the Forward Purchase Contract), and such Original Subscription Agreements have not been amended, supplemented or modified in any material respect following the date of this Subscription Agreement to include such terms and conditions.

(n) No Bankruptcy. Neither the Issuer nor any of its subsidiaries, if any, has not taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation, administration or winding up or failed to pay its debts when due, nor does the Issuer or any subsidiary (if any), have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or seek to commence an administration.

(o) Warrant Agreement. Upon issuance in accordance with and payment pursuant to the terms of that certain warrant agreement to be entered into between the Issuer and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent (the “Warrant Agreement”), substantially in the form attached hereto as Exhibit A, each of the Subscriber Warrant Shares will be validly issued, fully paid and non-assessable, free and clear of any liens or other encumbrances (other than those arising under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s articles of association (as in effect at such time of issuance).

(p) Issuer SEC Reports; Financial Statements. As of their respective dates, all forms, reports, statements, schedules, proxy statements, registration statements and other documents filed by the Issuer with the Commission prior to the date of this Subscription Agreement (the “Issuer SEC Reports”, and together with the Company SEC Reports, the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the Issuer SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Target included in the Issuer SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Target as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. The Issuer has timely filed each report, statement, schedule, prospectus, and registration statement that the Issuer was required to file with the Commission since its initial registration of the Common Stock with the Commission. A copy of each Issuer SEC Report is available to the Subscriber via the Commission’s EDGAR system. There are no outstanding or unresolved comments in comment letters received by the Company from the Staff with respect to any of the Issuer SEC Reports.

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7. Subscriber Representations, Warranties and Covenants. The Subscriber represents and warrants to each of the Company and the Issuer that:

(a) Subscriber Status. At the time the Subscriber was offered the Subscriber Shares, it was, and as of the date hereof, the Subscriber is (i) an “accredited investor” (within the meaning of Rule 501 of Regulation D under the Securities Act) (an “Accredited Investor”) or a Qualified Institutional Buyer (as defined in Rule 144A of the Securities Act) (a “QIB”), as indicated in the questionnaire attached as Exhibit B hereto (an “Investor Questionnaire”), (ii) an “institutional account”, as defined in FINRA Rule 4512(c) (an “Institutional Account”), and (iii) acquiring the Subscriber Shares only for its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act.

(b) Nature of Investment. The Subscriber understands that the Subscriber Shares and PIPE Warrants are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscriber Shares and PIPE Warrants delivered at the Closing have not been registered under the Securities Act. The Subscriber understands that the Subscriber Shares and PIPE Warrants may not be resold, transferred, pledged or otherwise disposed of by the Subscriber absent an effective registration statement under the Securities Act except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates (if any) or any book-entry shares representing the Subscriber Shares or PIPE Warrants delivered at the Closing shall contain a legend or restrictive notation to such effect, and as a result of such restrictions, the Subscriber may not be able to readily resell the Subscriber Shares and PIPE Warrants and may be required to bear the financial risk of an investment in the Subscriber Shares and PIPE Warrants for an indefinite period of time. The Subscriber acknowledges that the Subscriber Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscriber Shares or PIPE Warrants.

(c) Authorization and Enforcement. The execution, delivery and performance by the Subscriber of this Subscription Agreement are within the powers of the Subscriber, have been duly authorized and, except for any filings required, and expiration of any waiting periods (and extensions thereof), under the HSR Act in respect of the Transactions, will not constitute or result in a breach or default under or conflict with any federal or state statute, rule or regulation applicable to the Subscriber, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Subscriber is a party or by which the Subscriber is bound which would reasonably be expected to have a material adverse effect on the legal authority of the Subscriber to enter into and perform its obligations under this Subscription Agreement, and, if the Subscriber is not an individual, will not violate any provisions of the Subscriber’s charter documents, including its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Subscriber is an individual, has legal competence and capacity to execute the same or, if the Subscriber is not an individual the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity. If the Subscriber is not an individual, the Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation.

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(d) Other Representations. The Subscriber understands and agrees that the Subscriber is purchasing the Subscriber Shares and PIPE Warrants directly from the Issuer. The Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to the Subscriber by the Company or the Issuer, or any of their respective officers or directors, expressly (other than those representations, warranties, covenants and agreements included in this Subscription Agreement) or by implication, other than the representations, warranties, covenants and agreements herein.

(e) Tax Treatment. The Subscriber’s acquisition and holding of the Subscriber Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

(f) Receipt of Disclosure. The Subscriber acknowledges and agrees that the Subscriber has received such information as the Subscriber deems necessary in order to make an investment decision with respect to the Subscriber Shares and PIPE Warrants. Without limiting the generality of the foregoing, the Subscriber acknowledges that it has received (or in the case of documents filed with the Commission, had access to) the following items (collectively, the “Disclosure Documents”): (i) the IPO Prospectus, (ii) each filing made by the Company and/or the Issuer with the Commission following the filing of the IPO Prospectus through the date of this Subscription Agreement, including the prospectus filed by the Issuer on November 15, 2021 and the definitive proxy statement filed by the Company on November 12, 2021, (iii) the Transaction Agreement, a copy of which has been filed by the Company with the Commission, and (iv) the investor presentation by the Company and the Target, a copy of which has been furnished by the Company to the Commission. The undersigned understands the significant extent to which certain of the disclosures contained in items (i) and (ii) above shall not apply following the Transaction Closing. The Subscriber represents and agrees that the Subscriber and the Subscriber’s professional advisor(s), if any, have had the opportunity to ask the Issuer’s management questions, receive such answers and obtain such information as the Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscriber Shares and PIPE Warrants.

(g) No General Solicitation. The Subscriber became aware of this Offering of the Subscriber Shares and PIPE Warrants solely by means of direct contact between the Subscriber and the Company, the Issuer, the Placement Agent or a representative of any of the foregoing, and the Subscriber Shares and PIPE Warrants were offered to the Subscriber solely by direct contact between the Subscriber and the Company, the Issuer, the Placement Agent or a representative of any of the foregoing. The Subscriber acknowledges that the Issuer represents and warrants that the Subscriber Shares and PIPE Warrants (i) were not offered to the Subscriber by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(h) Investment Risks. The Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscriber Shares and PIPE Warrants, including risks similar to those set forth in the Disclosure Documents and in the Company’s filings with the Commission. The Subscriber is a sophisticated institutional investor and is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscriber Shares and PIPE Warrants, and the Subscriber has sought such accounting, legal and tax advice as the Subscriber has considered necessary to make an informed investment decision. Alone, or together with any professional advisor(s), the Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscriber Shares and PIPE Warrants and determined that the Subscriber Shares and PIPE Warrants are a suitable investment for the Subscriber and that the Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Subscriber’s investment in the Company. The Subscriber acknowledges specifically that a possibility of total loss exists.

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(i) SEC Guidance. The Subscriber acknowledges and agrees that notwithstanding anything in this Subscription Agreement to the contrary, no restatement, revision or other modification of the Company SEC Reports to the extent resulting from the SEC Guidance shall constitute a breach by the Company of this Subscription Agreement nor constitute a Company MAE.

(j) Compliance. The Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of this Offering of the Subscriber Shares and PIPE Warrants or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the Company’s reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof.

(k) Diligence Disclaimer. Neither the due diligence investigation conducted by the Subscriber in connection with making its decision to acquire the Subscriber Shares and PIPE Warrants nor any representations and warranties made by the Subscriber herein shall modify, amend or affect the Subscriber’s right to rely on the truth, accuracy and completeness of the Company’s and the Issuer’s representations and warranties contained herein.

(l) OFAC/Patriot Act. The Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Subscriber is permitted to do so under applicable law. If the Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Subscriber, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, it, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed to ensure that the funds held by the Subscriber and used to purchase the Subscriber Shares and PIPE Warrants were legally derived.

(m) No Reliance on Placement Agent. In making its decision to purchase the Subscriber Shares and PIPE Warrants, the Subscriber has relied solely upon independent investigation made by the Subscriber, the investor presentation provided to the Subscriber, information in the SEC Reports and the representations and warranties of the Company and the Issuer set forth herein. Without limiting the generality of the foregoing, the Subscriber has not relied on any statements or other information provided by the Placement Agent concerning the Company, the Issuer, the Target, the Subscriber Shares or PIPE Warrants, or the offer and sale of the Subscriber Shares and PIPE Warrants. No disclosure or offering document has been provided by the Placement Agent in connection with the offer and sale of the Subscriber Shares and PIPE Warrants. The Placement Agent and each of its members, directors, officers, employees, representatives and controlling persons have made no

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independent investigation with respect to the Company, the Issuer, the Subscriber Shares or PIPE Warrants or the accuracy, completeness or adequacy of any information supplied to the Subscriber by the Company or the Issuer. In connection with the issue and purchase of the Subscriber Shares and PIPE Warrants, the Placement Agent has not made any recommendations regarding an investment in the Issuer, the Subscriber Shares or PIPE Warrants. The Subscriber agrees and acknowledges that the Placement Agent is acting as the Issuer’s placement agent in connection with the transactions contemplated by this Subscription Agreement and has not acted as the Subscriber’s financial advisor or fiduciary.

The Subscriber understands that the foregoing representations and warranties shall be deemed material to and have been relied upon by the Company and the Issuer.

8. Additional Covenants

(a) Transfer Restrictions.

(i) The Subscriber Shares and PIPE Warrants may only be resold, transferred, pledged or otherwise disposed of in compliance with state and federal securities laws, and pursuant to an effective registration statement, Rule 144 (as defined below) or pursuant to another applicable exemption from the registration requirements of the Securities Act, or a transfer to the Issuer or to one or more affiliates of the Subscriber or to a lender to the Subscriber pursuant to a pledge and, thereafter, a transferee thereof pursuant to a foreclosure. As a condition of transfer, (1) other than pursuant to an effective registration statement, or a transfer to the Issuer or to one or more affiliates of the Subscriber or to a lender to the Subscriber pursuant to a pledge and, thereafter, a transferee thereof pursuant to a foreclosure, the Issuer may require the transferor thereof to provide to the Issuer an opinion of counsel selected by the transferor to the effect that such transfer does not require registration of such transferred Subscriber Shares or PIPE Warrants under the Securities Act and (2) any such transferee shall agree in writing to be bound by the terms of this Subscription Agreement and such transferee and each Subscriber affiliate transferee and each lender transferee and their subsequent transferees shall have the rights and obligations of the Subscriber under this Subscription Agreement.

(ii) Notwithstanding Section 8(a)(i), Subscriber agrees that it shall not, and shall not permit any of its Permitted Transferees to Transfer any Subscriber Securities prior to the expiration of the Lock-Up Period; provided, however, that Subscriber or its Permitted Transferees may Transfer Subscriber Securities during the Lock-Up Period (i) to an affiliate of Subscriber, or (ii) to any fund or account managed by the same investment manager as Subscriber, provided that any transferee permitted by clauses (i) or (ii) must be an Accredited Investor or a QIB and an Institutional Account, provided further that any such transferee must enter into a written agreement with the Issuer agreeing to be bound by the transfer restrictions set forth in this Subscription Agreement. For purposes hereof, (i) “Lock-Up Period” means the period commencing on the Closing Date and expiring on the first (1st) anniversary of the Transaction Closing, and (ii) “Permitted Transferees” means any entity to whom Subscriber or a Permitted Transferee is permitted to Transfer Subscriber Securities prior to the expiration of the Lock-Up Period pursuant to this Section 8(a)(ii).

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(iii) The Subscriber agrees to the imprinting, so long as is required by this Section 8(a), of a legend on any of the Subscriber Shares and PIPE Warrants in the following form:

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE FEDERAL, STATE AND FOREIGN SECURITIES LAWS. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

(iv) The Subscriber agrees that during the Lock-Up Period, each certificate evidencing any Subscriber Securities shall be stamped or otherwise imprinted with an additional legend in substantially the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A SUBSCRIPTION AGREEMENT DATED AS OF JANUARY 18, 2022, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THE ISSUER’S SECURITY HOLDER NAMED THEREIN AND CERTAIN OTHER PARTIES NAMED THEREIN. A COPY OF SUCH SUBSCRIPTION AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.

(v) Subject to applicable requirements of the Securities Act and the interpretations of the Commission thereunder and any requirements of the Issuer’s transfer agent and subject to the transfer restrictions during the Lock-Up Period, the Issuer shall ensure that instruments, whether certificated or uncertificated, evidencing the Subscriber Shares and PIPE Warrants shall not contain any legend (including the legend set forth in Section 8(a)(iii) but excluding the legend set forth in Section 8(a)(iv))), ((A) following any sale of such Subscriber Shares or PIPE Warrants pursuant to Rule 144 under the Securities Act (“Rule 144”), or (B) if such Subscriber Shares or PIPE Warrants are eligible for sale under Rule 144, without the requirement for the Issuer to be in compliance with the current public information required under Rule 144 and without volume or manner-of-sale restrictions.

(vi) The Subscriber agrees with the Issuer that the Subscriber will sell any Subscriber Shares or PIPE Warrants pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that, if Subscriber Shares or PIPE Warrants are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from instruments representing Subscriber Shares and PIPE Warrants as set forth in this Section 8 is predicated upon the Issuer’s reliance upon this understanding.

(vii) Each of the Company and the Issuer acknowledge and agree that, notwithstanding anything herein to the contrary, the Subscriber may from time to time after the Closing pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Subscriber Shares and/or the PIPE Warrants issued and sold to the Subscriber to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, the Subscriber may transfer pledged or secured Subscriber Shares and/or PIPE Warrants to the

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pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Issuer and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith; further, no notice shall be required of such pledge; provided, that the Subscriber and its pledgee shall be required to comply with other provisions of this Section 8 in order to effect a sale, transfer or assignment of Subscriber Shares and/or PIPE Warrants to such pledgee. The Issuer will execute and deliver such reasonable documentation as a pledgee or secured party of the Subscriber Shares and/or PIPE Warrants may reasonably request in connection with a pledge or transfer of the Subscriber Shares and/or PIPE Warrants.

(b) Furnishing of Information; Public Information. Until the earliest of (i) the first date on which the Subscriber can sell all of its Subscriber Shares under Rule 144 without limitation as to the manner of sale or the amount of such securities that may be sold and (ii) two (2) years from the Closing Date, the Issuer covenants to maintain the registration of the Issuer Shares under Section 12(b) or 12(g) of the Exchange Act and to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Issuer after the effective date of registration of the Issuer Shares pursuant to the Exchange Act.

(c) Public Disclosure. The Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of the Company (such consent not to be unreasonably withheld or delayed). Notwithstanding the foregoing, none of the Company, the Issuer or the Subscriber shall publicly disclose the name of any other party to this Agreement, or include the name of any other party in any filing with the Commission, any regulatory agency or Nasdaq or the NYSE, as applicable, without the prior written consent of the party being disclosed, except to the extent such disclosure is required by applicable law, Commission, Nasdaq or the NYSE, as applicable, regulations or at the request of any governmental or regulatory agency or as required by legal process, in which case (to the extent legally permissible) written notice of such disclosure permitted under this clause shall be made to the other party prior to or as soon as reasonably practicable following such disclosure, provided that no notice shall be required to the extent the disclosure is substantially consistent with existing public disclosure that was previously provided to the other party.

(d) Non-Public Information. Following the date hereof or otherwise as required by applicable law, each of the Company and the Issuer covenants and agrees that neither it, nor any other person acting on its behalf, will provide the Subscriber with any information that constitutes, or the Company or the Issuer, as applicable, reasonably believes constitutes, material non-public information, unless prior thereto the Subscriber shall have consented in writing to the receipt of such information and agreed with the Company or the Issuer, as applicable, to keep such information confidential. The Company and the Issuer each understands and confirms that the Subscriber shall be relying on the foregoing covenant in effecting transactions in securities of the Company; provided, that each Subscriber shall be solely responsible for its compliance with federal, state and foreign securities laws.

(e) Listing of Subscriber Shares. The Issuer hereby agrees to cause all Subscriber Shares and Subscriber Warrant Shares (but not the PIPE Warrants) to be listed on the Nasdaq or the NYSE, as determined by the Issuer, and to ensure and maintain the eligibility of the Subscriber Shares for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

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(f) Original Subscription Agreements. The Issuer and Company hereby agree that no Original Subscription Agreements will be amended in any material respect following the date of this Subscription Agreement, and each Original Subscription Agreement (other than the Forward Purchase Contract) will reflect terms that are not more favorable to such Original Subscriber thereunder than the terms of this Subscription Agreement.

(g) Certain Transactions and Confidentiality. The Subscriber covenants that neither it, nor any affiliate acting on its behalf or pursuant to any understanding with it, has executed or will execute any purchases or sales of any of the Company’s securities during the period that commenced at the time that the Subscriber first learned of the transactions contemplated hereunder and ending at such time that the transactions contemplated by this Subscription Agreement are first publicly announced. The Subscriber covenants that until such time as the transactions contemplated by this Subscription Agreement are publicly disclosed by the Company, the Subscriber will maintain the confidentiality of the existence and terms of this Subscription Agreement and the transactions contemplated hereby, provided that Subscriber is permitted to disclose such items to its and its affiliates’ representatives, employees, advisers, and counsel on a need to know basis and who are obligated to keep such information confidential and agree not to trade on any such confidential information, or otherwise where required pursuant to applicable law. Notwithstanding the foregoing and notwithstanding anything contained in this Subscription Agreement to the contrary, the Issuer and the Company expressly acknowledge and agree that (i) the Subscriber makes no representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Subscription Agreement are first publicly announced, and (ii) the Subscriber shall not be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Subscription Agreement are first publicly announced. Notwithstanding the foregoing, (i) in the case that the Subscriber is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Subscriber’s assets, this Section 8(g) shall only apply with respect to the portfolio manager that made the investment decision to purchase the Subscriber Shares covered by this Subscription Agreement and any other portfolio manager that has direct knowledge of this investment and (ii) the representations set forth in this Section 8(g) shall not apply to any other entity, affiliate or client under common management with the Subscriber that have no knowledge of this Subscription Agreement or of the Subscriber’s participation in the transactions contemplated hereby (including the Subscriber’s controlled affiliates and/or affiliates).

(h) Subscriber Undertaking. The Issuer may request from the Subscriber such additional information as the Issuer may deem reasonably necessary to evaluate the eligibility of the Subscriber to acquire the Subscriber Shares and PIPE Warrants, and the Subscriber shall promptly provide such information to the Issuer upon such request, to the extent readily available and to the extent consistent with its internal policies and procedures and within Subscriber’s possession and control or otherwise readily available to Subscriber, and provided that the Issuer agrees to keep confidential any such information provided by the Subscriber.

(i) No Short Sales. The Subscriber hereby agrees that, from the date of this Agreement until the end of the Lock-Up Period, neither Subscriber, any of its affiliates or any Permitted Transferee nor any person or entity acting on behalf of Subscriber, any of its affiliates or any Permitted Transferee or pursuant to any understanding with Subscriber, any of its affiliates or any Permitted Transferee will engage in any Short Sales with respect to securities of the Issuer or the Company. For purposes of this Section 8(i), “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

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(j) Tax Information. Within one hundred twenty (120) days after the end of the Issuer’s current taxable year and each subsequent taxable year of the Issuer, the Issuer shall (1) if it reasonably believes it may be a “passive foreign investment company” (“PFIC”) within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for such taxable year, determine its status as a PFIC for such taxable year, (2) if it reasonably believes it may be a PFIC for such taxable year, determine the PFIC status of each of its subsidiaries that at any time during such taxable year was a foreign corporation within the meaning of Section 7701(a) of the Code (the “Non-U.S. Subsidiaries”), and (3) notify the Subscriber and any of its Permitted Transferees or affiliates that hold Issuer Shares or PIPE Warrants of such PFIC status determinations. The Issuer shall use commercially reasonable efforts to provide the statements and information (including without limitation, a PFIC Annual Information Statement meeting the requirements of Section 1.1295-1(g) of the U.S. Treasury regulations promulgated under the Code (the “Treasury Regulations”) necessary to enable the Subscriber, any of its Permitted Transferees or other affiliates that hold Issuer Shares or PIPE Warrants, or any of their direct and/or indirect owners that are United States persons (within the meaning of Section 7701(a)(30) of the Code) to comply with all provisions of the Code with respect to PFICs, including but not limited to making and complying with the requirements of a “Qualified Electing Fund” election pursuant to Section 1295 of the Code or filing a “protective statement” pursuant to Treasury Regulation Section 1.1295-3 with respect to the Issuer or any of the Non-U.S. Subsidiaries, as applicable. In addition, the Issuer shall use commercially reasonable efforts to provide the Subscriber, any of its Permitted Transferees and any other affiliates that hold Issuer Shares or PIPE Warrants with any statements and information such persons (or any direct or indirect owner of such persons) may reasonably require to timely file any required information returns with respect to the Issuer and any of its subsidiaries. The covenants contained in this Section 8(j), notwithstanding any provision elsewhere in this Agreement, shall survive in full force and effect until the Subscriber, any of its Permitted Transferees and any other affiliates that hold Issuer Shares or PIPE Warrants no longer hold Issuer Shares or PIPE Warrants.

9. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of: (a) the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement; (b) such date and time as the Transaction Agreement is terminated in accordance with its terms; (c) written notice by the Issuer to the Subscriber, or the Subscriber to the Issuer, to terminate this Subscription Agreement if the transactions contemplated by this Subscription Agreement are not consummated on or prior to March 31, 2022, or such later date as the parties shall agree; provided that (i) nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and (ii) each party will be entitled to any remedies at law or in equity to recover reasonable and documented losses, liabilities or damages arising from such breach. The Issuer shall notify the Subscriber of the termination of the Transaction Agreement promptly after the termination of such agreement and the provisions of this Section 9 and Sections 11 and 12 will survive any termination of this Subscription Agreement and continue indefinitely.

10. Registration Rights.

(a) The Issuer agrees that, within thirty (30) calendar days after the Closing Date (the “Filing Date”), the Issuer will file with the Commission (at the Issuer’s sole cost and expense), a registration statement registering the resale of the Subscriber Securities and the Subscriber Warrant Shares (collectively, the “PIPE Registrable Securities”), together with any shares issued or issuable pursuant to the Original Subscription Agreements and the Forward Purchase Contract (the initial registration statement and any other registration statement that may be filed by the Issuer under this Section 10, the “Registration Statement”). The Issuer shall use its reasonable best efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than

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the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Issuer that it will “review” the Registration Statement) following the Transaction Closing and (ii) the second (2nd) Business Day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review, provided, however, that the Issuer may delay effectiveness of the Registration Statement as may be necessary or advisable in order to permit the registration for resale of any shares issued or issuable to subscribers under the Original Subscription Agreements and/or the Forward Purchase Contract after the Transaction Closing (such earlier date as may be delayed, the “Effectiveness Date”). The Issuer agrees that the Issuer will cause such Registration Statement or another registration statement (which may be a “shelf” registration statement) to remain effective until the earlier of (i) two (2) years from the date of effectiveness of the initial Registration Statement, (ii) the date on which the Subscriber ceases to hold the Subscriber Securities covered by such Registration Statement, or (iii) the first date on which the Subscriber can sell all of its Subscriber Securities under Rule 144 of the Securities Act without restriction, including without limitation, any volume or manner of sale restrictions and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable). The Issuer’s obligations to include the PIPE Registrable Securities in the Registration Statement are contingent upon the Subscriber furnishing in writing to the Issuer such information regarding the Subscriber, the securities of the Issuer held by the Subscriber and the intended method of disposition of the PIPE Registrable Securities as shall be reasonably requested by the Issuer to effect the registration of the PIPE Registrable Securities (including disclosure of its beneficial ownership of the PIPE Registrable Securities, as determined in accordance with Rule 13d-3 of the Exchange Act), and shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling shareholder in similar situations, provided that the Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the PIPE Registrable Securities (other than as set forth or contemplated by Section 8(a)(ii)). Any failure by the Issuer to file the Registration Statement by the Filing Date or for the Registration Statement to be declared effective by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth in this Section 10. In no event shall the Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided, that if the Commission requests that the Subscriber be identified as a statutory underwriter in the Registration Statement, the Subscriber will have the option, in its sole and absolute discretion, to either (i) have an opportunity to withdraw from the Registration Statement, in which case the Issuer’s obligation to register the PIPE Registrable Securities will be deemed satisfied, or (ii) be included as such in the Registration Statement. Notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the PIPE Registrable Securities proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of PIPE Registrable Securities by the applicable holders or otherwise, such Registration Statement shall register for resale such number of PIPE Registrable Securities which is equal to the maximum number of PIPE Registrable Securities as is permitted by the Commission. In such event, the number of PIPE Registrable Securities to be registered for each selling shareholder named in the Registration Statement (including the number of PIPE Registrable Securities to be registered for the Subscriber) shall be reduced pro rata among all such selling shareholders and as promptly as practicable after being permitted to register additional PIPE Registrable Securities under Rule 415 under the Securities Act, the Issuer shall amend the Registration Statement or file a new Registration Statement to register such additional PIPE Registrable Securities and cause such amendment or new Registration Statement to become effective as promptly as practicable thereafter. For purposes of this Section 10, “Issuer Shares”, “Subscriber Shares” and “PIPE Registrable Securities” shall mean, as of any date of determination, the Issuer Shares, Subscriber Shares or PIPE Registrable Securities, as applicable, and any other equity security of the Issuer issued or issuable with respect to such Issuer Shares, Subscriber Shares or PIPE Registrable Securities by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise.

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(b) In the case of the registration, qualification, exemption or compliance effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform the Subscriber as to the status of such registration, qualification, exemption and compliance. At its expense, the Issuer shall:

(i) except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions;

(ii) advise Subscriber within three (3) Business Days:

(A) when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective;

(B) of any request by the Commission for amendments or supplements to the Registration Statement or the prospectus included therein or for additional information;

(C) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(D) of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the PIPE Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(E) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus included therein so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events listed above, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (A) through (C) above constitutes material, nonpublic information regarding the Issuer;

(iii) use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

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(iv) upon the occurrence of any event contemplated above, except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to the purchasers of the PIPE Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v) use its commercially reasonable efforts to cause all Subscriber Shares to be listed on each securities exchange or market, if any, on which Issuer Shares have been listed; and

(vi) use its commercially reasonable efforts to take all other steps necessary to effect the registration of the PIPE Registrable Securities contemplated hereby.

(c) The Issuer may delay filing or suspend the use of any such registration statement (x) if it determines, upon advice of external legal counsel, that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, (y) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of the Issuer’s Annual Report on Form 10-K for its first completed fiscal year, or (z) if the Issuer’s Board of Directors, upon advice of external legal counsel, reasonably believes that such filing or use would materially affect a bona fide business or financing transaction of the Issuer or any of its subsidiaries, or would require premature disclosure of information that could materially adversely affect the Issuer (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay filing or suspend use of any registration statement on more than two occasions or for more than forty-five (45) consecutive calendar days or more than ninety (90) total calendar days, in each case in any 12-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event (which notice shall not contain any material non-public information) during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Subscriber agrees that it will (i) immediately discontinue offers and sales of the PIPE Registrable Securities under the Registration Statement until the Subscriber receives (A) (x) copies of a supplemental or amended prospectus that corrects the misstatement(s) or omission(s) referred to above and (y) notice that any post-effective amendment has become effective or (B) notice from the Issuer that it may resume such offers and sales, and (ii) maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by applicable law. If so directed by the Issuer, the Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion, destroy all copies of the prospectus covering the PIPE Registrable Securities in the Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the PIPE Registrable Securities shall not apply to (i) the extent the Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (ii) copies stored electronically on archival servers as a result of automatic data back-up. In addition to the removal of restrictive legends at the Subscriber’s request contemplated by Section 8(a)(a)(iii), but subject to the lock-up described in Section 8(a)(ii), during any periods that a Registration Statement registering the resale of the PIPE Registrable Securities is effective or when the PIPE Registrable Securities may be sold pursuant to Rule 144 under the Securities Act or may be sold without restriction under Rule 144, the Issuer shall, at its expense, cause the Issuer’s transfer agent to remove any restrictive legends on any PIPE Registrable Securities sold by the Subscriber within two (2) Business Days of the date that such PIPE Registrable Securities are sold and the Subscriber notifies the Issuer of such sale (and prior to removal the Subscriber

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provides the Issuer with any customary representations in connection therewith). In connection therewith, if required by the Issuer’s transfer agent, the Issuer will promptly cause an opinion of counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent that authorize and direct the transfer agent to issue such PIPE Registrable Securities without any such legend.

(d) From and after the Closing, the Issuer shall indemnify, defend and hold harmless the Subscriber (to the extent a seller under the Registration Statement), and the officers, employees, affiliates, directors, partners, members, managers, investment advisors, attorneys and agents of the Subscriber, any person deemed to be an underwriter (within the meaning of the Securities Act) with respect to any PIPE Registrable Securities, and each person, if any, who controls the Subscriber or any such underwriter (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (the Subscriber and each of the foregoing, a “Subscriber Indemnified Party”), from and against any losses, judgments, claims, damages, liabilities or reasonable costs or expenses (including reasonable external attorneys’ fees) (collectively, “Losses”), that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading or (ii) any violation or alleged violation by the Issuer of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 10, except to the extent that such untrue or alleged untrue statements or omissions or alleged omissions are based solely upon information furnished in writing to the Issuer by a Subscriber Indemnified Party expressly for use therein. Notwithstanding the foregoing, the Issuer’s indemnification obligations shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the prior written consent of the Issuer (which consent shall not be unreasonably withheld, delayed or conditioned).

(e) From and after the Closing, the Subscriber shall indemnify, defend and hold harmless the Issuer, and the officers, employees, affiliates, directors, partners, members, managers, attorneys and agents of the Issuer, and each person, if any, who controls the Issuer (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), from and against any Losses, that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, to the extent that such untrue or alleged untrue statements or omissions or alleged omissions are based solely upon information regarding Subscriber furnished in writing to the Issuer by a Subscriber Indemnified Party expressly for use therein. In no event shall the liability of the Subscriber be greater in amount than the dollar amount of the net proceeds received by the Subscriber upon the sale of the Subscriber Securities giving rise to such indemnification obligation. Notwithstanding the forgoing, the Subscriber’s indemnification obligations shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the prior written consent of the Subscriber (which consent shall not be unreasonably withheld, delayed or conditioned).

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(f) If the indemnification provided under this Section 10 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses or other liabilities referred to above shall be subject to the limitations set forth in this Section 10 and deemed to include any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 10(f) from any person who was not guilty of such fraudulent misrepresentation. Each indemnifying party’s obligation to make a contribution pursuant to this Section 10(f) shall be individual, not joint, and in no event shall the liability of the Subscriber under this Section 10(f) be greater in amount than the dollar amount of the net proceeds received by the Subscriber upon the sale of the PIPE Registrable Securities giving rise to such indemnification obligation.

(g) Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(h) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Subscriber Securities purchased pursuant to this Subscription Agreement.

11. Trust Account Waiver. The Subscriber hereby represents and warrants that it has had the opportunity to read the IPO Prospectus and understands that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders (including overallotment shares acquired by the Company’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the IPO Prospectus, the Company may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their Company shares in connection with the consummation of the Company’s initial business combination (as such term is used in the IPO Prospectus) (the “Business Combination”) or in connection

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with an extension of its deadline to consummate a Business Combination, (b) to the Public Stockholders if the Company fails to consummate a Business Combination within 24 months after the closing of the IPO and is subject to further extension by amendment to the Company’s organizational documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 in dissolution expenses, or (d) to the Company after or concurrently with the consummation of a Business Combination. For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Subscriber hereby agrees that notwithstanding anything to the contrary contained in this Subscription Agreement, Subscriber does not now and shall not at any time hereafter have, and waives any and all right, title and interest, or any claims of any kind it has or may have in the future as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby, the Subscriber Shares or the PIPE Warrants, in or to any monies held in the Trust Account (or any distributions therefrom directly or indirectly to Public Stockholders (“Public Distributions”), and agrees not to seek recourse or make or bring any action, suit, claim or other proceeding against the Trust Account or Public Distributions as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby, the Subscriber Shares or the PIPE Warrants, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability. To the extent the Subscriber commences any action or proceeding based upon, in connection with, as a result of or arising out of, this Subscription Agreement, the transactions contemplated hereby, the Subscriber Shares or the PIPE Warrants, which proceeding seeks, in whole or in part, monetary relief against the Company or its Representatives, the Subscriber hereby acknowledges and agrees that the Subscriber’s sole remedy shall be against funds held outside of the Trust Account (other than Public Distributions) and that such claim shall not permit the Subscriber (or any person claiming on its behalf or in lieu of any of it) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Notwithstanding anything else in this Section 11 to the contrary, nothing herein shall (x) serve to limit or prohibit the Subscriber’s right to pursue a claim against Company for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief, (y) serve to limit or prohibit any claims that the Subscriber may have in the future against Company’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account to the Company (excluding, for the avoidance of doubt, funds released to redeeming stockholders of the Company) and any assets that have been purchased or acquired with any such funds), or (z) be deemed to limit the Subscriber’s right, title, interest or claim to the Trust Account by virtue of the Subscriber’s record or beneficial ownership of Company Common Stock other than pursuant to this Subscription Agreement, including but not limited to any redemption right with respect to any such securities of the Company. For purposes of this Subscription Agreement, “Representatives” with respect to any person shall mean such person’s affiliates and its and its affiliate’s respective directors, officers, employees, consultants, advisors, agents and other representatives.

12. Miscellaneous.

(a) Transferability. Neither this Subscription Agreement nor any rights that may accrue to the Subscriber hereunder (other than the Subscriber Securities acquired hereunder, if any, subject to applicable securities laws and Subscriber’s rights under Section 10 and the restrictions set forth in Section 8(a)(ii)) may be transferred or assigned by the Subscriber without the prior written consent of the Company and the Issuer, and any purported transfer or assignment without such consent shall be null and void ab initio. Notwithstanding the foregoing, prior to the Closing the Subscriber may assign all of its rights and obligations under this Subscription Agreement to an affiliate of the Subscriber, or to any fund or account managed by the same investment manager as Subscriber, that is an Accredited Investor or a QIB and is also an Institutional Account, so long as the Subscriber provides the Company and the Issuer with at least three (3) Business Days’ prior written notice of such assignment and a completed Investor

25

Questionnaire duly executed by such assignee; provided, further that (i) such assignee will be deemed to have made to the Company and the Issuer each of the representations, warranties and covenants of the Subscriber set forth in Section 7 as of the date of such assignment and as of the Closing Date, and (ii) no such assignment by the Subscriber will relieve the Subscriber of its obligations under this Subscription Agreement, and the Subscriber will remain secondarily liable under this Subscription Agreement for the obligations of the assignee hereunder unless Company and Issuer have consented to such relief. The Company may not transfer or assign all or a portion of its rights under this Subscription Agreement without the prior consent of the Subscriber.

(b) Reliance. The Subscriber acknowledges that the Company, the Issuer, the Placement Agent and the Target will rely on the acknowledgments, understandings, agreements, representations and warranties of the Subscriber contained in this Subscription Agreement, provided, however, that the Subscriber’s obligations hereunder may only be enforced against the Subscriber by the Issuer (or, pursuant to Section 12(o), the Target). Prior to the Closing, the Subscriber agrees to promptly notify the Company and the Issuer if any of the acknowledgments, understandings, agreements, representations and warranties made by Subscriber set forth herein are no longer accurate in any material respect and which would cause any of the conditions to a Closing in Sections 4(a) or 4(b) to not be satisfied. Each of the Company and the Issuer is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. Each of the Company and the Issuer acknowledges that the Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties of the Company and the Issuer contained in this Subscription Agreement. Prior to the Closing, the Company and the Issuer agree that the Issuer will promptly notify the Subscriber if any of the acknowledgments, understandings, agreements, representations and warranties made by it set forth herein are no longer accurate in any material respect and which would cause any of the conditions to a Closing in Sections 4(a) or 4(c) to not be satisfied. The Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(c) Survival. All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing until the expiration of any applicable statute of limitations.

(d) Amendments and Waivers. This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification or waiver is sought. Section 5, Section 6, Section 7 this Section 12(d), Section 12(o) and Section 13 may not be amended, modified, terminated or waived in any manner that is material and adverse to the Placement Agent without the written consent of the Placement Agent.

(e) Entire Agreement. This Subscription Agreement (including the exhibits attached hereto), together with any other agreements entered into on the date hereof, constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof (other than any confidentiality agreement entered into by the Company and/or the Issuer, on the one hand, and the Subscriber, on the other hand, in connection with the Offering).

(f) Successors and Assigns. This Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

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(g) Severability. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(h) Counterparts. This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile, electronic mail or in .pdf (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com)) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to equitable relief, including an injunction or injunctions, to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. Each party hereto further agrees that none of the parties hereto or the Placement Agent or Target shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 12(i), and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(j) GOVERNING LAW AND JURY TRIAL. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

(k) Venue. Each party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York or, if there is no federal jurisdiction, in the state courts sitting in New York County in the State of New York (the “Chosen Court”) for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (and each party agrees not to commence any action, suit or proceeding relating thereto except in such courts). Each party hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the Chosen Court, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. To the extent it has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Subscriber hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement.

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(l) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by facsimile or email, with affirmative confirmation of receipt, (iii) one (1) Business Day after being sent, if sent by reputable, internationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, prepaid and return receipt requested, in each case to the applicable party at the addresses set forth on the applicable signature pages hereto.

(m) Headings and Certain Defined Terms. The headings set forth in this Subscription Agreement are for convenience of reference only and shall not be used in interpreting this Subscription Agreement. In this Subscription Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Subscription Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Subscription Agreement shall be deemed in each case to refer to this Subscription Agreement as a whole and not to any particular portion of this Subscription Agreement, and references to any Section or Subsection shall refer to the numbered and lettered Sections and Subsections of this Agreement. As used in this Subscription Agreement, the term: (x) “Business Day” shall mean any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business (excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day); (y) “person” shall refer to any individual, corporation, partnership, trust, limited liability company or other entity or association, including any governmental or regulatory body, whether acting in an individual, fiduciary or any other capacity; and (z) “affiliate” shall mean, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise). For the avoidance of doubt, any reference in this Subscription Agreement to an affiliate of the Company will include the Sponsor and any reference to an affiliate of the Subscriber will include Liberty 77 Capital L.P.

(n) Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties may reasonably deem necessary in order to consummate the Offering as contemplated by this Subscription Agreement.

(o) Third Party Beneficiaries. The parties hereto agree that (a) the Placement Agent is an express third-party beneficiary of the representations, warranties and covenants of the Company contained in Section 5, the representations, warranties and convents of the Issuer contained in Section 6 and the representations, warranties and convents of the Subscriber contained in Section 7, and its express rights set forth in Section 12(d) and this Section 12(o), and (b) the Target is an express third-party beneficiary of this Agreement. Except for the foregoing, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns.

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13. Non-Reliance and Exculpation. The Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person other than the statements, representations and warranties contained in this Subscription Agreement in making its investment or decision to invest in the Issuer. The Subscriber agrees that none of the Placement Agent, its affiliates or any of its or its affiliates’ respective control persons, officers, directors or employees, shall be liable to the Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscriber Shares and PIPE Warrants.

{SIGNATURE PAGES FOLLOW}

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IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

CF ACQUISITION CORP. V

By:	/s/ Howard Lutnick
Name: Howard Lutnick Title: Chief Executive Officer

Address for Notice:

CF Acquisition Corp. V

110 East 59th Street

New York, New York 10022

Email: CFV@cantor.com

Attention: Chief Executive Officer

Copy to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, New York 10004 Email:

Attention:

and

Cantor Fitzgerald & Co.

110 East 59th Street

New York, New York 10022

Email: smerkel@cantor.com

Attention: Stephen Merkel, General Counsel

[Signature Page to Project Ganymede Subscription Agreement by and among CF Acquisition Corp. V,

Satellogic Inc. and the Subscriber party thereto]

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

SATELLOGIC INC.

By:	/s/ Emiliano Kargieman
Name: Emiliano Kargieman
Title: Chief Executive Officer

Address for Notice:

Satellogic Inc.

c/o Nettar Group Inc.

Email: ceo@satellogic.com, gc@@satellogic.com

Attention: Emiliano Kargieman

with a copy (which shall not constitute notice) to:

Friedman Kaplan Seiler & Adelman LLP

7 Times Square

New York, NY 10036-6516

Email: areindel@fklaw.com

Attention: Asaf Reindel

and

Greenberg Traurig LLP

333 SE 2nd Avenue

Suite 4400

Miami, FL 33131

Email: annexa@gtlaw.com

Attention: Alan I. Annex

[Signature Page to Project Ganymede Subscription Agreement by and among CF Acquisition Corp. V,

Satellogic Inc. and the Subscriber party thereto]

{SUBSCRIBER SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT}

IN WITNESS WHEREOF, the undersigned has caused this Subscription Agreement to be duly executed by its authorized signatory as of the date first indicated above.

Name(s) of Subscriber:	Liberty Strategic Capital (SATL) Holdings, LLC

Signature of Authorized Signatory of Subscriber:	/s/ Steven T. Mnuchin

Name of Authorized Signatory:	Steven T. Mnuchin

Title of Authorized Signatory:	Chief Executive Officer of Liberty 77 Capital UGP L.L.C., the general partner of Liberty 77 Capital GenPar L.P., the general partner of Liberty 77 Fund L.P., Liberty 77 Fund USTE L.P. and Liberty 77 Fund International L.P., the managing members of the Subscriber

Address for Notice to Subscriber:

Attention:

Email:

Facsimile No.:

Telephone No.:

Address for Delivery of Subscriber Shares to Subscriber (if not same as address for notice):

Subscription Amount: $150,000,000

Number of Subscriber Shares: 20,000,000

Number of $10.00 warrants: 5,000,000

Number of $15.00 warrants: 15,000,000

EIN Number:

Jurisdiction of Organization of Subscriber (country and/or state):	Cayman Islands

Name of Account Nominee (if different than Name of Subscriber):

[Signature Page to Project Ganymede Subscription Agreement by and among CF Acquisition Corp. V, Satellogic Inc. and the Subscriber party thereto]

Exhibit A

Form of Warrant Agreement

[See attached]

Agreed Form

WARRANT AGREEMENT

THIS WARRANT AGREEMENT (this “Agreement”), dated as of January [    ], 2022, is by and between Satellogic Inc., a British Virgin Islands company limited by shares (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”, also referred to herein, in its capacity as the Company’s transfer agent, as the “Transfer Agent”).

WHEREAS, on July 5, 2021, the Company, CF Acquisition Corp. V, a Delaware corporation (“CF V”), Nettar Group Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands (“Target”), Ganymede Merger Sub 1 Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands and a direct wholly owned subsidiary of the Company (“Target Merger Sub”), and certain other parties thereto entered into an Agreement and Plan of Merger (as amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement” and, the transactions contemplated by the Merger Agreement, the “Business Combination”) pursuant to which, among other things, Target Merger Sub will merge with and into Target, the separate existence of Target Merger Sub will cease and Target will be the surviving corporation and a direct wholly owned subsidiary of the Company;

WHEREAS, upon the consummation of the Business Combination (the “Transaction Closing”), all stockholders of CF V and shareholders of Target, other than Emiliano Kargieman, the Company’s CEO, will receive Class A ordinary shares of the Company, par value $0.0001 per share (the “Company Class A Ordinary Shares”);

WHEREAS, in connection with the Business Combination, on January 18, 2022, the Company entered into that certain Subscription Agreement with CF V and Liberty Strategic Capital (SATL) Holdings, LLC, a Cayman Islands limited liability company (“Liberty”) (the “Subscription Agreement” and the transactions contemplated by the Subscription Agreement, the “Liberty Offering”), pursuant to which Liberty agreed to subscribe for and purchase an aggregate of (i) 20,000,000 Company Class A Ordinary Shares, (ii) 5,000,000 warrants to purchase Company Class A Ordinary Shares at an exercise price of $10.00 per Company Class A Ordinary Share (the “$10.00 Warrants”) and (iii) 15,000,000 warrants to purchase Company Class A Ordinary Shares at an exercise price of $15.00 per Company Class A Ordinary Share (the “$15.00 Warrants” and, together with the $10.00 Warrants, the “Warrants”);

WHEREAS, pursuant to the Subscription Agreement, Liberty has agreed to subject the Warrants they purchased pursuant to the Subscription Agreement to a lock-up (the “Lock-Up”) commencing on the closing of the Liberty Offering (the “Closing”) and expiring on the first anniversary thereof (the “Lock-Up Period”);

WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants;

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company, the Warrant Agent, and the holders of the Warrants; and

WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company and countersigned by or on behalf of the Warrant Agent, as provided herein, the valid, binding and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1. Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company for the Warrants, and the Warrant Agent hereby accepts such appointment and agrees to perform the same in accordance with the terms and conditions set forth in this Agreement.

2. Warrants.

2.1 Form of Warrant. Each Warrant shall be issued in registered form only, and, if a physical certificate is issued, shall be in substantially the form of Exhibit A hereto, the provisions of which are incorporated herein and shall be signed by, or bear the facsimile signature of, the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, Secretary or other principal officer of the Company. In the event the person whose facsimile signature has been placed upon any Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance. Each Warrant shall bear the restrictive legend set forth in Exhibit B.

2.2 Effect of Countersignature. If a physical certificate is issued, unless and until countersigned by the Warrant Agent pursuant to this Agreement, a Warrant certificate shall be invalid and of no effect and may not be exercised by the holder thereof.

2.3 Registration.

2.3.1 Warrant Register. The Warrant Agent shall maintain books (the “Warrant Register”) for the registration of original issuance and the registration of transfer of the Warrants. Upon the initial issuance of the Warrants, the Warrant Agent shall issue and register the Warrants in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Warrant Agent by the Company. All of the Warrants shall initially be represented by one or more book-entry certificates (each, a “Book-Entry Warrant Certificate”). Upon registration of the Warrants and the Company Class A Ordinary Shares issuable upon exercise of the Warrants with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the terms of the Subscription Agreement between the Company and the holder of the Warrants, the Warrant Agent shall use commercially reasonable efforts to deposit the Warrants with The Depository Trust Company (the “Depositary”) and registered in the name of Cede & Co., a nominee of the Depositary. Following such deposit, ownership of beneficial interests in the Warrants shall be shown on, and the transfer of such ownership shall be effected through, records maintained by (i) the Depositary or its nominee for each Book-Entry Warrant Certificate, or (ii) institutions that have accounts with the Depositary (each such institution, with respect to a Warrant in its account, a “Participant”).

If the Depositary subsequently ceases to make its book-entry settlement system available for the Warrants, the Company may instruct the Warrant Agent regarding making other arrangements for book-entry settlement. In the event that the Warrants are not eligible for, or it is no longer necessary to have the Warrants available in, book-entry form, the Warrant Agent shall provide written instructions to the Depositary to deliver to the Warrant Agent for cancellation each Book-Entry Warrant Certificate, and the Company shall instruct the Warrant Agent to deliver to the Depositary definitive certificates in physical form evidencing such Warrants (“Definitive Warrant Certificate”). Such Definitive Warrant Certificate shall be in the form annexed hereto as Exhibit A, with appropriate insertions, modifications and omissions, as provided above.

2.3.2 Registered Holder. Prior to due presentment for registration of transfer of any Warrant, the Company and the Warrant Agent may deem and treat the person in whose name such Warrant is registered in the Warrant Register (each such person, a “Registered Holder”) as the absolute owner of such Warrant and of each Warrant represented thereby (notwithstanding any notation of ownership or other writing on a Definitive Warrant Certificate made by anyone other than the Company or the Warrant Agent), for the purpose of any exercise thereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

2.4 No Fractional Warrants. The Company shall not issue fractional Warrants. If a holder of Warrants would be entitled to receive a fractional Warrant, the Company shall round down to the nearest whole number the number of Warrants to be issued to such holder.

3. Terms and Exercise of Warrants.

3.1 Warrant Price.

Each $10.00 Warrant shall entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, to purchase from the Company the number of Company Class A Ordinary Shares stated therein, at the price of $10.00 per Company Class A Ordinary Share, subject to the adjustments provided in Section 4 hereof and in the last sentence of Section 3.1 (the “$10.00 Warrant Price”). Each $15.00 Warrant shall entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, to purchase from the Company the number of Company Class A Ordinary Shares stated therein, at the price of $15.00 per Company Class A Ordinary Share, subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1 (the “$15.00 Warrant Price” and, together with the $10.00 Warrant Price, as the context requires, the “Warrant Price”). The term “Warrant Price” as used in this Agreement shall mean the applicable price per Company Class A Ordinary Share at which Company Class A Ordinary Shares may be purchased at the time a Warrant is exercised. The Company in its sole discretion may lower the Warrant Price at any time prior to the Expiration Date (as defined below) for a period of not less than twenty (20) Business Days, provided, that the Company shall provide at least twenty (20) days prior written notice of such reduction to Registered Holders of the Warrants and, provided further that if any reduction is also being made to the warrant price of (i) the 333,333 warrants issued to CFAC Holdings V, LLC, a Delaware limited liability company (the “Private Placement Warrants”), (ii) the 8,333,333 warrants issued to public investors in an initial public offering of units of the Company’s equity securities (the “Public Warrants”) and/or (iii) any other warrants issued or to be issued in connection with the Business Combination or in the period of ten (10) Business Days following the Transaction Closing excluding those Company warrants issued to Columbia River Investment Limited or its affiliates (the “Other Warrants”), any such reduction shall be proportionally the same as the reduction to the Warrant Price, as applicable.

3.2 Duration of Warrants. A Warrant may be exercised only during the period (the “Exercise Period”) commencing on the date of Closing and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is five (5) years after the Closing, (y) the liquidation of the Company, or (z) the Redemption Date (as defined below) as provided in Section 6.2 hereof (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in subsection 3.3.2 below with respect to an effective registration statement. Except with respect to the right to receive the Redemption Price (as defined below) in the event of a redemption (as set forth in Section 6 hereof), each outstanding Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m. New York City time on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided, that the Company shall provide at least twenty (20) days prior written notice of any such extension to Registered Holders of the Warrants and, provided further that any such extension shall be identical in duration among each of (i) the Warrants, (ii) the Private Placement Warrants (iii) the Public Warrants and (iv) the Other Warrants.

3.3 Exercise of Warrants.

3.3.1 Payment. Subject to the provisions of the Warrant and this Agreement, a Warrant may be exercised by the Registered Holder thereof by delivering to the Warrant Agent at its corporate trust department (i) the Definitive Warrant Certificate evidencing the Warrants to be exercised, or, in the case of a Book-Entry Warrant Certificate, the Warrants to be exercised (the “Book-Entry Warrants”) on the records of the Depositary to an account of the Warrant Agent at the Depositary designated for such purposes in writing by the Warrant Agent to the Depositary from time to time, (ii) an election to purchase (“Election to Purchase”) Company Class A Ordinary Shares pursuant to the exercise of a Warrant, properly completed and executed by the Registered Holder on the reverse of the Definitive Warrant Certificate or, in the case of a Book-Entry Warrant Certificate, properly delivered by the Participant in accordance with the Depositary’s procedures, and (iii) payment in full of the applicable Warrant Price for each full Company Class A Ordinary Share as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, the exchange of the Warrant for the Company Class A Ordinary Shares and the issuance of such Company Class A Ordinary Shares, as follows:

(a) by certified check payable to the order of the Warrant Agent or by wire transfer;

(b) in the event of a redemption pursuant to Section 6 hereof in which the Company’s board of directors (the “Board”) has elected to require all holders of the Warrants to exercise such Warrants on a “cashless basis,” by surrendering the Warrants for that number of Company Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Company Class A Ordinary Shares underlying the Warrants, multiplied by the difference between the applicable Warrant Price and the “Fair Market Value”, as defined in this subsection 3.3.1(b) by (y) the Fair Market Value. Solely for purposes of this subsection 3.3.1(b) and Section 6.3, the “Fair Market Value” shall mean the average last reported sale price of the Company Class A Ordinary Shares for the ten (10) trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the Warrants, pursuant to Section 6 hereof;

(c) by surrendering the Warrants for that number of Company Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Company Class A Ordinary Shares underlying the Warrants, multiplied by the difference between the applicable Warrant Price and the “Fair Market Value,” as defined in this subsection 3.3.1(c), by (y) the Fair Market Value. Solely for purposes of this subsection 3.3.1(c), the “Fair Market Value” shall mean the average last reported sale price of the Company Class A Ordinary Shares for the ten (10) trading days ending on the third trading day prior to the date on which notice of exercise of the Warrant is sent to the Warrant Agent; or

(d) as provided in Section 7.4 hereof.

3.3.2 Issuance of Company Class A Ordinary Shares on Exercise. As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the applicable Warrant Price (if payment is pursuant to subsection 3.3.1(a)), the Company shall issue to the Registered Holder of such Warrant a book-entry position or certificate, as applicable, for the number of full Company Class A Ordinary Shares to which he, she or it is entitled, registered in the register of members of the Company in such name or names as may be directed by him, her or it, and if such Warrant shall not have been exercised in full, a new book-entry position reflecting the issue in the register of the members of the Company or the applicable number of Company Class A Ordinary Shares or countersigned Warrant, as applicable, for the number of Company Class A Ordinary Shares as to which such Warrant shall not have been exercised. If fewer than all the Warrants evidenced by a Book-Entry Warrant Certificate are exercised, a notation shall be made to the records maintained by the Depositary, its nominee for each Book-Entry Warrant Certificate, or a Participant, as appropriate, evidencing the balance of the Warrants remaining after such exercise. Notwithstanding the foregoing, the Company shall not be obligated to issue any Company Class A Ordinary Shares pursuant to the exercise of a Warrant and shall have no obligation to settle such Warrant exercise, other than pursuant to Section 3.3.1(c) or Section 7.4, unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the Company Class A Ordinary Shares underlying the Warrants is then effective and a prospectus relating thereto is current, subject to the Company’s satisfying its obligations under Section 7.4. No Warrant shall be exercisable and the Company shall not be obligated to issue Company Class A Ordinary Shares upon exercise of a Warrant unless the Company Class A Ordinary Shares issuable upon such Warrant exercise have been registered, qualified or deemed to be exempt from registration or qualification under the securities laws of the state of residence of the Registered Holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant shall not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will the Company be required to net cash settle the Warrant exercise. The Company may require holders of Warrants to settle the Warrant on a “cashless basis” pursuant to Section 7.4. If, by reason of any exercise of Warrants on a “cashless basis”, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a Class A Ordinary Share, the Company shall round down to the nearest whole number, the number of Company Class A Ordinary Shares to be issued to such holder.

3.3.3 Valid Issuance. All Company Class A Ordinary Shares issued upon the proper exercise of a Warrant in conformity with this Agreement shall be validly issued, fully paid and non-assessable.

3.3.4 Date of Issuance. Each person in whose name any book-entry position or certificate, as applicable, for Company Class A Ordinary Shares is issued shall, subject to the requirements of applicable law and the Memorandum and Articles of Association of the Company, for all purposes be deemed to have become the holder of record of such Company Class A Ordinary Shares on the date on which the Warrant, or book-entry position representing such Warrant, was surrendered and payment of the applicable Warrant Price was made, irrespective of the date of delivery of such certificate in the case of a certificated Warrant, except that, if the date of such surrender and payment is a date when the share transfer books of the Company or book-entry system of the Warrant Agent are closed, such person shall be deemed to have become the holder of such Company Class A Ordinary Shares at the close of business on the next succeeding date on which the share transfer books or book-entry system are open.

3.3.5 Maximum Percentage. A holder of a Warrant may notify the Company in writing in the event it elects to be subject to the provisions contained in this subsection 3.3.5; provided, however, no holder of a Warrant shall be subject to this subsection 3.3.5 unless he, she or it makes such election. If the election is made by a holder, the Warrant Agent shall not effect the exercise of the holder’s Warrant, and such holder shall not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder, or such other amount as specified by the holder) (the “Maximum Percentage”) of the Company Class A Ordinary Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Company Class A Ordinary Shares beneficially owned by such person and its affiliates shall include the number of Company Class A Ordinary Shares issuable upon exercise of the Warrant with respect to which the determination of such sentence is being made, but shall exclude Company Class A Ordinary Shares that would be issuable upon (x) exercise of the remaining, unexercised portion of the Warrant beneficially owned by such person and its affiliates and (y) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such person and its affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For purposes of the Warrant, in determining the number of outstanding Company Class A Ordinary Shares, the holder may rely on the number of outstanding Company Class A Ordinary Shares as reflected in (1) the Company’s most recent annual report on Form 20-F, or a Form 6-K or other public filing with the Commission as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Company Class A Ordinary Shares outstanding. For any reason at any time, upon the written request of the holder of the Warrant, the Company shall, within two (2) Business Days, confirm orally and in writing to such holder the number of Company Class A Ordinary Shares then outstanding. In any case, the number of outstanding Company Class A Ordinary Shares shall be determined after giving effect to the conversion or exercise of equity securities of the Company by the holder and its affiliates since the date as of which such number of outstanding Company Class A Ordinary Shares was reported. By written notice to the Company, the holder of a Warrant may from time to time increase or decrease the Maximum Percentage applicable to such holder to any other percentage specified in such notice; provided, however, that any such increase shall not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

4. Adjustments.

4.1 Stock Dividends.

4.1.1 Split-Ups. If after the date hereof, and subject to the provisions of Section 4.6 below, the number of outstanding Company Class A Ordinary Shares is increased by a stock dividend (and for all purposes a stock dividend as referred to herein shall include an issue of bonus shares) payable in Company Class A Ordinary Shares, or by a split-up of Company Class A Ordinary Shares or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of Company Class A Ordinary Shares issuable on exercise of each Warrant shall be increased in proportion to such increase in the outstanding Company Class A Ordinary Shares. A rights offering to holders of Company Class A Ordinary Shares entitling holders to purchase Company Class A Ordinary Shares at a price less than the “Fair Market Value” (as defined below) shall be deemed a stock dividend of a number of Company Class A Ordinary Shares equal to the product of (i) the number of Company Class A Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Company Class A Ordinary Shares) and (ii) one (1) minus the quotient of (x) the price per Company Class A Ordinary Share paid in such rights offering divided by (y) the Fair Market Value. For purposes of this subsection 4.1.1, (i) if the rights offering is for securities convertible into or exercisable for Company Class A Ordinary Shares, in determining the price payable for Company Class A Ordinary Shares, there shall be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “Fair Market Value” means the volume weighted last reported average price of Company Class A Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Company Class A Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

4.1.2 Extraordinary Dividends. If the Company, at any time while the Warrants are outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of Company Class A Ordinary Shares on account of such Company Class A Ordinary Shares (or other shares of the Company’s capital stock into which the Warrants are convertible), other than (a) as described in subsection 4.1.1 above or (b) Ordinary Cash Dividends (as defined below) (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the applicable Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the Board, in good faith) of any securities or other assets paid on each Company Class A Ordinary Share in respect of such Extraordinary Dividend. For purposes of this subsection 4.1.2, “Ordinary Cash Dividends” means any cash dividend or cash distribution which, when combined on a per share basis, with the per share amounts of all other cash dividends and cash distributions paid on the Company Class A Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution (as adjusted to appropriately reflect any of the events referred to in other subsections of this Section 4 and excluding cash dividends or cash distributions that resulted in an adjustment to the applicable Warrant Price or to the number of Company Class A Ordinary Shares issuable on exercise of each Warrant) does not exceed $0.50.

4.2 Aggregation of Shares. If after the date hereof, and subject to the provisions of Section 4.6 hereof, the number of outstanding Company Class A Ordinary Shares is decreased by a consolidation, combination, reverse stock split or reclassification of Company Class A Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of Company Class A Ordinary Shares issuable on exercise of each Warrant shall be decreased in proportion to such decrease in outstanding Company Class A Ordinary Shares.

4.3 Adjustments in Exercise Price. Whenever the number of Company Class A Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as provided in subsection 4.1.1 or Section 4.2 above, the applicable Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Company Class A Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Company Class A Ordinary Shares so purchasable immediately thereafter.

4.4 Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the outstanding Company Class A Ordinary Shares (other than a change under subsections 4.1.1 or 4.1.2 or Section 4.2 hereof or that solely affects the par value of such Company Class A Ordinary Shares), or in the case of any merger or consolidation of the Company with or into another entity or conversion of the Company as another entity (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Company Class A Ordinary

Shares), or in the case of any sale or conveyance to another entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Company Class A Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event (the “Alternative Issuance” ); provided, however, that in connection with the closing of any such consolidation, merger, sale or conveyance, the successor or purchasing entity shall execute an amendment hereto with the Warrant Agent providing for delivery of such Alternative Issuance; provided, further, that (i) if the holders of Company Class A Ordinary Shares were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets constituting the Alternative Issuance for which each Warrant shall become exercisable shall be deemed to be the weighted average of the kind and amount received per Company Class A Ordinary Share by the holders of Company Class A Ordinary Shares in such consolidation or merger that affirmatively make such election, and (ii) if a tender, exchange or redemption offer shall have been made to and accepted by the holders of Company Class A Ordinary Shares under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act (or any successor rule)) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act (or any successor rule)) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act (or any successor rule)) more than 50% of the outstanding Company Class A Ordinary Shares, the holder of a Warrant shall be entitled to receive as the Alternative Issuance, the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all Company Class A Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in this Section 4; provided, further, that if less than 70% of the consideration receivable by the holders of Company Class A Ordinary Shares in the applicable event is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the Registered Holder properly exercises the Warrant within thirty (30) days following the public disclosure of the consummation of such applicable event by the Company pursuant to a Report on Form 6-K filed with the Commission, the applicable Warrant Price shall be reduced by an amount (in dollars) (but in no event less than zero) equal to the difference of (i) the applicable Warrant Price in effect prior to such reduction minus (ii) (A) the Per Share Consideration (as defined below) minus (B) the Black-Scholes Warrant Value (as defined below). The “Black-Scholes Warrant Value” means the value of a Warrant immediately prior to the consummation of the applicable event based on the Black-Scholes Warrant Model for a Capped American Call on Bloomberg Financial Markets

(“Bloomberg”). For purposes of calculating such amount, (1) Section 6 of this Agreement shall be taken into account, (2) the price of each Company Class A Ordinary Shares shall be the volume weighted last reported average price of Company Class A Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event, (3) the assumed volatility shall be the 90 day volatility obtained from the HVT function on Bloomberg determined as of the trading day immediately prior to the day of the announcement of the applicable event, and (4) the assumed risk-free interest rate shall correspond to the U.S. Treasury rate for a period equal to the remaining term of the Warrant. “Per Share Consideration” means (i) if the consideration paid to holders of Company Class A Ordinary Shares consists exclusively of cash, the amount of such cash per Class A Ordinary Share, and (ii) in all other cases, the volume weighted last reported average price of Company Class A Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event. If any reclassification or reorganization also results in a change in Company Class A Ordinary Shares covered by subsection 4.1.1, then such adjustment shall be made pursuant to subsection 4.1.1 or Sections 4.2, 4.3 and this Section 4.4. The provisions of this Section 4.4 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers. In no event will the applicable Warrant Price be reduced to less than the par value per share issuable upon exercise of the Warrant.

4.5 Notices of Changes in Warrant. Upon every adjustment of the applicable Warrant Price or the number of Company Class A Ordinary Shares issuable upon exercise of a Warrant, the Company shall give written notice thereof to the Warrant Agent, which notice shall state the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of Company Class A Ordinary Shares purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any event specified in Sections 4.1, 4.2, 4.3 or 4.4, the Company shall give written notice of the occurrence of such event to each Registered Holder, at the last address set forth for such holder in the Warrant Register, of the record date or the effective date of the event. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.

4.6 No Fractional Shares. Notwithstanding any provision contained in this Agreement to the contrary, the Company shall not issue fractional Company Class A Ordinary Shares upon the exercise of Warrants. If, by reason of any adjustment made pursuant to this Section 4, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, round down to the nearest whole number the number of Company Class A Ordinary Shares to be issued to such holder.

4.7 Form of Warrant. The form of Warrant need not be changed because of any adjustment pursuant to this Section 4, and Warrants issued after such adjustment may state the same applicable Warrant Price and the same number of Company Class A Ordinary Shares as is stated in the Warrants initially issued pursuant to this Agreement; provided, however, that the Company may at any time in its sole discretion make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any Warrant thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.

4.8 Other Events. In case any event shall occur affecting the Company as to which none of the provisions of preceding subsections of this Section 4 are strictly applicable, but which would require an adjustment to the terms of the Warrants in order to (i) avoid an adverse impact on the Warrants and (ii) effectuate the intent and purpose of this Section 4, then, in each such case, the Company shall appoint a firm of independent public accountants, investment banking or other appraisal firm of recognized national standing, which shall give its opinion as to whether or not any adjustment to the rights represented by the Warrants is necessary to effectuate the intent and purpose of this Section 4 and, if they determine that an adjustment is necessary, the terms of such adjustment. The Company shall adjust the terms of the Warrants in a manner that is consistent with any adjustment recommended in such opinion.

5 Transfer and Exchange of Warrants.

5.1 Registration of Transfer. The Warrant Agent shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register, upon surrender of such Warrant for transfer, in the case of certificated Warrants, properly endorsed with signatures properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Warrant Agent. In the case of certificated Warrants, the Warrants so cancelled shall be delivered by the Warrant Agent to the Company from time to time upon request.

5.2 Procedure for Surrender of Warrants. Warrants may be surrendered to the Warrant Agent, together with a written request for exchange or transfer, and thereupon the Warrant Agent shall issue in exchange therefor one or more new Warrants as requested by the Registered Holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that except as otherwise provided herein or in any Book-Entry Warrant Certificate or Definitive Warrant Certificate, each Book-Entry Warrant Certificate and Definitive Warrant Certificate may be transferred only in whole and only to the Depositary, to another nominee of the Depositary, to a successor depository, or to a nominee of a successor depository; provided further, however, that during the Lock-Up Period (or in the event that a Warrant surrendered for transfer thereafter bears a restrictive legend), the Warrant Agent shall not cancel such Warrant and issue new Warrants in exchange thereof until the Warrant Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.

5.3 Fractional Warrants. The Warrant Agent shall not be required to effect any registration of transfer or exchange which shall result in the issuance of a warrant certificate or book-entry position for a fraction of a warrant.

5.4 Service Charges. No service charge shall be made for any exchange or registration of transfer of Warrants.

5.5 Warrant Execution and Countersignature. The Warrant Agent is hereby authorized to countersign and to deliver, in accordance with the terms of this Agreement, the Warrants required to be issued pursuant to the provisions of this Section 5, and the Company, whenever required by the Warrant Agent, shall supply the Warrant Agent with Warrants duly executed on behalf of the Company for such purpose.

5.6 Transfer of Warrants. The Warrants may not be Transferred (as defined below) prior to the expiration of the Lock-Up Period; provided, however, that the Warrants may be Transferred by Liberty or its Permitted Transferee (as defined in the Subscription Agreement (each, for purposes of this Agreement a “Permitted Warrant Transferee”) during the Lock-Up Period:

(a) to an affiliate of Liberty; or

(b) to any fund or account managed by the same investment manager as Liberty,

provided that any Permitted Warrant Transferee must be an “accredited investor” (within the meaning of Rule 501 of Regulation D under the Securities Act (an “Accredited Investor”) or a “qualified institutional buyer” (as defined in Rule 144A of the Securities Act) (a “QIB”), provided further that any such Permitted Warrant Transferee must enter into a written agreement with the Company agreeing to be bound by the Lock-Up.

For purposes hereof, the term “Transfer” means (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any relevant securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any relevant securities, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) of this definition.

6 Redemption.

6.1 Redemption. Subject to Section 6.4, not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the Registered Holders of the Warrants, as described in Section 6.2 below, at the price of $0.01 per Warrant (the ”Redemption Price”), provided that the last sales price of Company Class A Ordinary Shares reported has been at least $18.00 per Company Class A Ordinary Share (subject to adjustment in compliance with Section 4 hereof), on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third trading day prior to the date on which notice of the redemption is given and provided that there is an effective registration statement covering the Company Class A Ordinary Shares issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 30-day Redemption Period (as defined in Section 6.2 below) or the Company has elected to require the exercise of the Warrants on a “cashless basis” pursuant to subsection 3.3.1; provided, however, that if and when the Warrants become redeemable by the Company, the Company may not exercise such redemption right if the issuance of Company Class A Ordinary Shares upon exercise of the Warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification.

6.2 Date Fixed for, and Notice of, Redemption. In the event that the Company elects to redeem all of the Warrants, the Company shall fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than thirty (30) days prior to the Redemption Date (the “30-day Redemption Period”) to the Registered Holders of the Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Registered Holder received such notice.

6.3 Exercise After Notice of Redemption. The Warrants may be exercised, for cash (or on a “cashless basis” in accordance with subsection 3.3.1(b) of this Agreement) at any time after notice of redemption shall have been given by the Company pursuant to Section 6.2 hereof and prior to the Redemption Date. In the event that the Company determines to require all holders of Warrants to exercise their Warrants on a “cashless basis” pursuant to subsection 3.3.1, the notice of redemption shall contain the information necessary to calculate the number of Company Class A Ordinary Shares to be received upon exercise of the Warrants, including the “Fair Market Value” (as such term is defined in subsection 3.3.1(b) hereof) in such case. On and after the Redemption Date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price.

6.4 Exclusion of Warrants. The Company agrees that the redemption rights provided in this Section 6 shall not apply to the Warrants if at the time of the redemption such Warrants continue to be held by Liberty or any Permitted Warrant Transferees, as applicable. However, once such Warrants are transferred (other than to Permitted Warrant Transferees), the Company may redeem the Warrants, provided that the criteria for redemption are met, including the opportunity of the holder of such Warrants to exercise the Warrants prior to redemption pursuant to Section 6.3.

7	Other Provisions Relating to Rights of Holders of Warrants.

7.1 No Rights as Shareholder. A Warrant does not entitle the Registered Holder thereof to any of the rights of a shareholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as shareholders in respect of the meetings of shareholders or the election of directors of the Company or any other matter.

7.2 Lost, Stolen, Mutilated, or Destroyed Warrants. If any Warrant is lost, stolen, mutilated, or destroyed, the Company and the Warrant Agent may on such terms as to indemnity or otherwise as they may in their discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination, tenor, and date as the Warrant so lost, stolen, mutilated, or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.

7.3 Reservation of Company Class A Ordinary Shares. The Company shall at all times reserve and keep available a number of its authorized but unissued Company Class A Ordinary Shares that shall be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Agreement.

7.4 Registration of Company Class A Ordinary Shares; Cashless Exercise at Company’s Option.

7.4.1 Registration of Company Class A Ordinary Shares. Section 10 (Registration Rights) of the Subscription Agreement as it applies to the Subscriber Shares (as defined in the Subscription Agreement) will apply, mutatis mutandis, to the Warrants, as if it had been fully set forth herein. If the Registration Statement (as defined in the Subscription Agreement) has not been declared effective by the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Company that it will “review” the registration statement) following the Transaction Closing and (ii) the second (2nd) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the registration statement will not be “reviewed” or will not be subject to further review, holders of the Warrants shall have the right, during the period beginning on the 61st calendar day (or 91st calendar day if the Commission notifies the Company that it will “review” the registration statement) after the Transaction Closing or third (3rd) Business Day and ending upon such Registration Statement being declared effective by the Commission, and during any other period when the Company shall fail to have maintained an effective registration statement covering the Company Class A Ordinary Shares issuable upon exercise of the Warrants, to exercise such Warrants on a “cashless basis,” by exchanging the Warrants (in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) or another exemption) for that number of Company Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Company Class A Ordinary Shares underlying the Warrants, multiplied by the difference between the applicable Warrant Price and the “Fair Market Value” (as defined below) by (y) the Fair Market Value. Solely for purposes of this subsection 7.4.1, “Fair Market Value” shall mean the volume weighted last reported average price of Company Class A Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the Warrant Agent from the holder of such Warrants or its securities broker or intermediary. The date that notice of cashless exercise is received by the Warrant Agent shall be conclusively determined by the Warrant Agent. In connection with the “cashless exercise” of a Warrant, the Company shall, upon request, provide the Warrant Agent with an opinion of counsel for the Company (which shall be an outside law firm with securities law experience) stating that (i) the exercise of the Warrants on a cashless basis in accordance with this subsection 7.4.1 is not required to be registered under the Securities Act and (ii) the Company Class A Ordinary Shares issued upon such exercise shall be freely tradable under United States federal securities laws by anyone who is not an affiliate (as such term is defined in Rule 144 under the Securities Act (or any successor rule)) of the Company and, accordingly, shall not be required to bear a restrictive legend. Except as provided in subsection 7.4.2, for the avoidance of any doubt, unless and until all of the Warrants have been exercised or have expired, the Company shall continue to be obligated to comply with its registration obligations under the first three sentences of this subsection 7.4.1.

7.4.2 Cashless Exercise at Company’s Option. If the Company Class A Ordinary Shares are at the time of any exercise of a Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act (or any successor rule), the Company may, at its option, (i) require holders of Warrants who exercise Warrants to exercise such Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) as described in subsection 7.4.1 and (ii) in the event the Company so elects, the Company shall not be required to file or maintain in effect a registration statement for the registration, under the Securities Act, of the Company Class A Ordinary Shares issuable upon exercise of the Warrants, notwithstanding anything in this Agreement to the contrary. If the Company does not elect at the time of exercise to require a holder of Warrants who exercises Warrants to exercise such Warrants on a “cashless basis,” it agrees to use its commercially reasonable best efforts to register or qualify for sale the Company Class A Ordinary Shares issuable upon exercise of the Warrant under the blue sky laws of the state of residence of the exercising Warrant holder to the extent an exemption is not available.

8 Concerning the Warrant Agent and Other Matters.

8.1 Payment of Taxes. The Company shall from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of Company Class A Ordinary Shares upon the exercise of the Warrants, but the Company shall not be obligated to pay any transfer taxes in respect of the Warrants or such Company Class A Ordinary Shares.

8.2 Resignation, Consolidation, or Merger of Warrant Agent.

8.2.1 Appointment of Successor Warrant Agent. The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving sixty (60) days’ notice in writing to the Company. If the office of the Warrant Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint in writing a successor Warrant Agent in place of the Warrant Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after it has been notified in writing of such resignation or incapacity by the Warrant Agent, then the holder of any Warrant may apply to the Supreme Court of the State of New York for the County of New York for the appointment of a successor Warrant Agent at the Company’s cost. Any successor Warrant Agent, whether appointed by the Company or by such court, shall be a corporation organized and existing under the laws of the State of New York, in good standing and having its principal office in the Borough of Manhattan, City and State of New York, and authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authority. After appointment, any successor Warrant Agent shall be vested with all the authority, powers, rights, immunities, duties, and obligations of its predecessor Warrant Agent with like effect as if originally named as Warrant Agent hereunder, without any further act or deed; but if for any reason it becomes necessary or appropriate, the predecessor Warrant Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Warrant Agent all the authority, powers, and rights of such predecessor Warrant Agent hereunder; and upon request of any successor Warrant Agent the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Warrant Agent all such authority, powers, rights, immunities, duties, and obligations.

8.2.2 Notice of Successor Warrant Agent. In the event a successor Warrant Agent shall be appointed, the Company shall give notice thereof to the predecessor Warrant Agent and the Transfer Agent for Company Class A Ordinary Shares not later than the effective date of any such appointment.

8.2.3 Merger or Consolidation of Warrant Agent. Any corporation into which the Warrant Agent may be merged or with which it may be consolidated or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party shall be the successor Warrant Agent under this Agreement without any further act.

8.3 Fees and Expenses of Warrant Agent.

8.3.1 Remuneration. The Company agrees to pay the Warrant Agent reasonable remuneration for its services as such Warrant Agent hereunder and shall, pursuant to its obligations under this Agreement, reimburse the Warrant Agent upon demand for all reasonable and documented third party expenditures that the Warrant Agent may reasonably incur in the execution of its duties hereunder.

8.3.2 Further Assurances. The Company agrees to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing of the provisions of this Agreement.

8.4 Liability of Warrant Agent.

8.4.1 Reliance on Company Statement. Whenever in the performance of its duties under this Agreement, the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the Chief Executive Officer, Chief Financial Officer, President, Executive Vice President, Vice President, Secretary or Chairman of the Board of the Company and delivered to the Warrant Agent. The Warrant Agent may rely upon such statement for any action taken or suffered in good faith by it pursuant to the provisions of this Agreement.

8.4.2 Indemnity. The Warrant Agent shall be liable hereunder only for its own fraud, gross negligence, willful misconduct, bad faith or breach of this Agreement. The Company agrees to indemnify the Warrant Agent and save it harmless against any and all liabilities, including judgments, costs and reasonable counsel fees, for anything done or omitted by the Warrant Agent in the execution of this Agreement, except for any amounts arising out of, in connection with or resulting from the Warrant Agent’s fraud, gross negligence, willful misconduct, bad faith or breach of this Agreement.

8.4.3 Exclusions. The Warrant Agent shall have no responsibility with respect to the validity of this Agreement or with respect to the validity or execution of any Warrant (except its countersignature thereof). The Warrant Agent shall not be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant. The Warrant Agent shall not be responsible to make any adjustments required under the provisions of Section 4 hereof or responsible for the manner, method, or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Company Class A Ordinary Shares to be issued pursuant to this Agreement or any Warrant or as to whether any Company Class A Ordinary Shares shall, when issued, be valid and fully paid and non-assessable.

8.5 Acceptance of Agency. The Warrant Agent hereby accepts the agency established by this Agreement and agrees to perform the same upon the terms and conditions herein set forth and among other things, shall account promptly to the Company with respect to Warrants exercised and concurrently account for, and pay to the Company, all monies received by the Warrant Agent for the purchase of Company Class A Ordinary Shares through the exercise of the Warrants.

9 Miscellaneous Provisions.

9.1 Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

9.2 Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery, one business day after delivery to an overnight courier servicer, or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, in each case addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:

Satellogic Inc.

c/o Nettar Group Inc.

Email: ceo@satellogic.com, gc@satellogic.com

Attention: Emiliano Kargieman, Rebeca Brandys

with a copy (which shall not constitute notice) to:

Friedman Kaplan Seiler & Adelman LLP

7 Times Square

New York, NY 10036-6516

Email: areindel@fklaw.com

Attention: Asaf Reindel

and

Greenberg Traurig LLP

333 SE 2nd Avenue

Suite 4400

Miami, FL 33131

Email: annexa@gtlaw.com

Attention: Alan I. Annex

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery, one business day after delivery to an overnight courier servicer, or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, in each case addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attention: Compliance Department

9.3 Applicable Law and Exclusive Forum. The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. Each party hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York in the Borough of Manhattan or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive forum for any such action, proceeding or claim. Each party hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in the Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Section 9.3. If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of New York in the Borough of Manhattan or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any warrant holder, such warrant holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York in the Borough of Manhattan or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

9.4 Persons Having Rights under this Agreement. Nothing in this Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto and the Registered Holders of the Warrants any right, remedy, or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors and assigns and of the Registered Holders of the Warrants.

9.5 Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the Borough of Manhattan, City and State of New York, for inspection by the Registered Holder of any Warrant. The Warrant Agent may require any such holder to submit such holder’s Warrant for inspection by the Warrant Agent.

9.6 No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

9.7 Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

9.8 Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

9.9 Amendments. This Agreement may be amended by the parties hereto without the consent of any Registered Holder (i) for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained herein or adding or changing any other provisions with respect to matters or questions arising under this Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the Registered Holders, and (ii) to provide for the delivery of Alternative Issuance pursuant to Section 4.4. All other modifications or amendments, including any amendment to increase the applicable Warrant Price or shorten the Exercise Period of a Warrant, shall require the vote or written consent of the Registered Holders of a majority of the then outstanding Warrants. Notwithstanding the foregoing, the Company may lower the applicable Warrant Price or extend the duration of the Exercise Period of a Warrant pursuant to Sections 3.1 and 3.2, respectively, without the consent of the Registered Holders. All modifications or amendments to the Private Placement Warrants, the Public Warrants and/or the Other Warrants shall be offered to the Registered Holders of the then outstanding Warrants, for their acceptance or refusal based on the vote or written consent of the Registered Holders of a majority of the then outstanding Warrants.

9.10 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SATELLOGIC INC.

By:
Name:	Emiliano Kargimean
Title:	Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:
Name:	Steven Vacante
Title:	Vice President

[Signature Page to Warrant Agreement – Satellogic Inc.]

EXHIBIT A

[Form of Warrant Certificate]

[FACE]

Number

Warrants

THIS WARRANT SHALL BE VOID IF NOT EXERCISED PRIOR TO

THE EXPIRATION OF THE EXERCISE PERIOD PROVIDED FOR

IN THE WARRANT AGREEMENT DESCRIBED BELOW

SATELLOGIC INC.

Incorporated Under the Laws of the State of Delaware

CUSIP [    ]

Warrant Certificate

This Warrant Certificate certifies that , or registered assigns, is the registered holder of warrant(s) evidenced hereby (the “Warrants” and each, a “Warrant”) to purchase Class A ordinary shares, $0.0001 par value per share (“Company Class A Ordinary Shares”), of Satellogic Inc., a company limited by shares incorporated under the laws of the British Virgin Islands (the “Company”). Each Warrant entitles the holder, upon exercise during the period set forth in the Warrant Agreement referred to below, to receive from the Company that number of fully paid and non-assessable Company Class A Ordinary Shares as set forth below, at the exercise price (the “Exercise Price”) as determined pursuant to the Warrant Agreement, payable in lawful money (or through “cashless exercise” as provided for in the Warrant Agreement) of the United States of America upon surrender of this Warrant Certificate and payment of the Exercise Price at the office or agency of the Warrant Agent referred to below, subject to the conditions set forth herein and in the Warrant Agreement. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Each whole Warrant is initially exercisable for one fully paid and non-assessable Company Class A Ordinary Share. No fractional shares will be issued upon exercise of any Warrant. If, upon the exercise of Warrants, a holder would be entitled to receive a fractional interest in a Company Class A Ordinary Share, the Company will, upon exercise, round down to the nearest whole number the number of Company Class A Ordinary Shares to be issued to the Warrant holder. The number of Company Class A Ordinary Shares issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

The initial Exercise Price per Company Class A Ordinary Share for any Warrant is equal to $[10.00]/[15.00] per Company Class A Ordinary Share. The Exercise Price is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

Subject to the conditions set forth in the Warrant Agreement, the Warrants may be exercised only during the Exercise Period and to the extent not exercised by the end of such Exercise Period, such Warrants shall become void. The Warrants may be redeemed, subject to certain conditions, as set forth in the Warrant Agreement.

Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Warrant Certificate shall not be valid unless countersigned by the Warrant Agent, as such term is used in the Warrant Agreement.

This Warrant Certificate shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflicts of laws principles thereof.

SATELLOGIC INC.

By:

Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:

Name:
Title:

[Form of Warrant Certificate]

[Reverse]

The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants entitling the holder on exercise to receive Company Class A Ordinary Shares and are issued or to be issued pursuant to a Warrant Agreement dated as of [__], 2022 (the “Warrant Agreement”), duly executed and delivered by the Company to Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Warrant Agent, the Company and the holders (the words “holders” or “holder” meaning the Registered Holders or Registered Holder) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Warrants may be exercised at any time during the Exercise Period set forth in the Warrant Agreement. The holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate, with the form of election to purchase set forth hereon properly completed and executed, together with payment of the Exercise Price as specified in the Warrant Agreement (or through “cashless exercise” as provided for in the Warrant Agreement) at the principal corporate trust office of the Warrant Agent. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or his, her or its assignee, a new Warrant Certificate evidencing the number of Warrants not exercised.

Notwithstanding anything else in this Warrant Certificate or the Warrant Agreement, no Warrant may be exercised unless at the time of exercise (i) a registration statement covering the Company Class A Ordinary Shares to be issued upon exercise is effective under the Securities Act and (ii) a prospectus thereunder relating to the Company Class A Ordinary Shares is current, except through “cashless exercise” as provided for in the Warrant Agreement.

The Warrant Agreement provides that upon the occurrence of certain events the number of Company Class A Ordinary Shares issuable upon exercise of the Warrants set forth on the face hereof may, subject to certain conditions, be adjusted. If, upon exercise of a Warrant, the holder thereof would be entitled to receive a fractional interest in a Class A Ordinary Share, the Company shall, upon exercise, round down to the nearest whole number of Company Class A Ordinary Shares to be issued to the holder of the Warrant.

Warrant Certificates, when surrendered at the principal corporate trust office of the Warrant Agent by the Registered Holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Warrant Agent, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company and the Warrant Agent may deem and treat the Registered Holder(s) hereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a shareholder of the Company.

Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive Company Class A Ordinary Shares and herewith tenders payment for such Company Class A Ordinary Shares to the order of Satellogic Inc. (the “Company”) in the amount of $[__] in accordance with the terms hereof. The undersigned requests that a certificate for such Company Class A Ordinary Shares be registered in the name of [__], whose address is [__], and that such Company Class A Ordinary Shares be delivered to [__] whose address is [__]. If said number of Company Class A Ordinary Shares is less than all of the Company Class A Ordinary Shares purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such Company Class A Ordinary Shares be registered in the name of [__], whose address is [__] and that such Warrant Certificate be delivered to [__], whose address is [__].

In the event that the Warrant has been called for redemption by the Company pursuant to Section 6 of the Warrant Agreement and the Company has required cashless exercise pursuant to Section 6.3 of the Warrant Agreement, the number of Company Class A Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(b) and Section 6.3 of the Warrant Agreement. In the event that the Warrant is to be exercised on a “cashless” basis pursuant to subsection 3.3.1(c) of the Warrant Agreement, the number of Company Class A Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(c) of the Warrant Agreement.

In the event that the Warrant is to be exercised on a “cashless” basis pursuant to Section 7.4 of the Warrant Agreement, the number of Company Class A Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with Section 7.4 of the Warrant Agreement.

In the event that the Warrant may be exercised, to the extent allowed by the Warrant Agreement, through cashless exercise (i) the number of Company Class A Ordinary Shares that this Warrant is exercisable for would be determined in accordance with the relevant section of the Warrant Agreement which allows for such cashless exercise and (ii) the holder hereof shall complete the following: The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the cashless exercise provisions of the Warrant Agreement, to receive Company Class A Ordinary Shares. If said number of Company Class A Ordinary Shares is less than all of the Company Class A Ordinary Shares purchasable hereunder (after giving effect to the cashless exercise), the undersigned requests that a new Warrant Certificate representing the remaining balance of such Company Class A Ordinary Shares be registered in the name of [__], whose address is [__] and that such Warrant Certificate be delivered to [__], whose address is [__].

[Signature Page Follows]

Date: , 20
(Signature)
(Address)
(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 (OR ANY SUCCESSOR RULE)).

EXHIBIT B

LEGEND

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A SUBSCRIPTION AGREEMENT DATED AS OF JANUARY 18, 2022, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), AND THE HOLDERS OF THE ISSUERS SECURITIES AND CERTAIN OTHER PARTIES NAMED THEREIN. A COPY OF SUCH SUBSCRIPTION AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.

SECURITIES EVIDENCED BY THIS CERTIFICATE AND CLASS A ORDINARY SHARES OF THE COMPANY ISSUED UPON EXERCISE OF SUCH SECURITIES SHALL BE ENTITLED TO REGISTRATION RIGHTS UNDER A REGISTRATION RIGHTS AGREEMENT TO BE EXECUTED BY THE COMPANY.”

Exhibit B

Accredited Investor Questionnaire

Capitalized terms used and not defined in this Exhibit A shall have the meanings given in the Subscription Agreement to which this Exhibit A is attached.

The undersigned represents and warrants that the undersigned is an “institutional account” as such term is defined in FINRA Rule 4512(c).

The undersigned represents and warrants that the undersigned is an “accredited investor” as such term is defined in Rule 501(a) (1), (2), (3), (7) or (9) of Regulation D under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for one or more of the reasons specified below (please check all boxes that apply):

(i)  A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

(ii) A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(iii)   An investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 (the “Investment Advisers Act”) or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the Commission under the section 203(l) or (m) of the Investment Advisers Act;

(iv) An insurance company as defined in section 2(13) of the Exchange Act;

(v) An investment company registered under the Investment Company Act or a business development company as defined in Section 2(a)(48) of that Act;

(vi) A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

(vii)  A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state, or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

(viii)  An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(ix) A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(x)   An organization described in Section 501(c)(3) of the Internal Revenue Code, or a corporation, business trust, partnership, or limited liability company, or any other entity not formed for the specific purpose of acquiring the securities, with total assets in excess of $5,000,000;

(xi) A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of investing in the Issuer;

(xii) an entity in which all of the equity owners are “accredited investors”;

(xiii) An entity, of a type not listed in any of the foregoing paragraphs, not formed for the specific purpose of acquiring the securities and owning investments in excess of $5,000,000; and/or

(xiv) The Subscriber does not qualify under any of the investor categories set forth in (i) through (xiii) above.

2.1	Type of the Subscriber. Indicate the form of entity of the Subscriber:

☐	Limited Partnership	☐	Corporation
☐	General Partnership	☐	Revocable Trust
☐	Other Type of Trust (indicate type):
☐	Other (indicate form of organization):

Subscriber:

Subscriber Name:

By:

Signatory Name:
Signatory Title:

Exhibit C

Amended Articles

[See attached]

Exhibit 10.2

SATELLOGIC INC.

January 18, 2022

Liberty Strategic Capital (SATL) Holdings, LLC

2001 Pennsylvania Avenue, NW

Washington, D.C. 20006-1850

Re: Letter Agreement

Reference is made to that certain Subscription Agreement (the “Subscription Agreement”), dated as of the date hereof, by and among Satellogic Inc., an exempted company limited by shares incorporated under the laws of the British Virgin Islands (together with its successors and assigns, the “Issuer”), CF Acquisition Corp. V, a Delaware corporation, and Liberty Strategic Capital (SATL) Holdings, LLC, a Cayman Islands limited liability company (the “Subscriber”), pursuant to which, among other things, the Subscriber subscribed for and agreed to purchase from the Issuer, and the Issuer agreed to issue and sell to the Subscriber 20,000,000 Issuer Shares (the “Subscriber Shares”) and 20,000,000 PIPE Warrants. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Subscription Agreement. In connection with the Subscription Agreement, the parties hereto agree as follows:

1. Advisory Fee. Subject to Paragraph 3 below and to the occurrence of the Closing and the Transaction Closing, as an advisory fee for advisory services to be provided by Subscriber and the Subscriber Directors to the Issuer, the Issuer agrees to (a) on the Closing Date, issue to Liberty 77 Capital L.P., a Delaware limited partnership and the manager of the Subscriber (the “Manager”), an aggregate of 2,500,000 warrants, each warrant providing the holder thereof the right to purchase one (1) share of Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), of the Issuer at an exercise price of $10 per Class A Share (the “Advisory Fee Warrants”) and (b) pay the Manager $1,250,000 in cash by wire transfer of immediately available funds to an account designated in writing by the Manager, on the eighteen (18) month anniversary of the Closing Date and on the last day (or, if not a Business Day, the immediately following Business Day) of each of the following five (5) successive three-month anniversaries of such 18-month anniversary (each, a “Fee Installment”), representing aggregate Fee Installments of up to $7,500,000. The Advisory Fee Warrants shall be subject to substantially the same terms as those set forth in the Warrant Agreement attached as Exhibit A to the Subscription Agreement (the “Warrant Agreement”). The provisions of Section 4 of the Warrant Agreement (applied mutatis mutandis as if set forth in this letter agreement) shall apply to the Advisory Fee Warrants. Subscriber agrees to be reasonably available and to make the Subscriber Directors reasonably available from time to time to advise the Issuer until a Cessation Event. Section 10 (Registration Rights) of the Subscription Agreement as it applies to the Subscriber Warrant Shares (as defined in the Subscription Agreement) will apply, mutatis mutandis, to the shares underlying Advisory Fee Warrants, as if it had been fully set forth herein.

2. Director Nomination Rights.

(a) Each of the Subscriber, Emiliano Kargieman (“Kargieman”) (subject to the terms and conditions of clause (i) below), and CFAC Holdings V, LLC (“Cantor”, and collectively with the Subscriber and Kargieman, the “Voting Parties” and each, individually, a “Voting Party”) agrees to vote, or cause to be voted, all shares of the Issuer owned by such Voting Party, or over which such Voting Party has voting control (including causing its affiliates to vote), from time to time and at all times such obligations remain in effect in accordance with the terms hereof, in whatever manner as shall be necessary to ensure that at each annual or special meeting of shareholders of the Issuer at which an election of directors is held, the following persons shall be elected to the Board (subject to any such nominee or the party entitled to nominate such person waiving such obligation in writing):

(i) Subject to Paragraph 3 below and to the occurrence of the Closing and the Transaction Closing, from and after the Closing and the Transaction Closing, two (2) persons designated by the Subscriber, one such person being Secretary Steven Terner Mnuchin (“Secretary Mnuchin”), and a second designee who shall be reasonably acceptable to the Issuer (the “Subscriber Directors”). Any Subscriber Director who is an employee of the Manager or any of its affiliates and holds a title of managing director or senior managing director shall be deemed “reasonable” for purposes of this Paragraph 2(a)(i). The Subscriber Directors shall initially consist of (I) Secretary Mnuchin as the non-executive Chairman of the Board, and (II) a person to be designated by the Subscriber prior to the Closing (the “Initial Subscriber Directors”), and the Issuer shall take all necessary action to cause the appointment of the Initial Subscriber Directors to the Board as “Class I” directors, which term expires in 2025, in accordance with the Issuer’s governing documents at the Closing, subject to the occurrence of the Closing and the Transaction Closing. For so long as Secretary Mnuchin is a Subscriber Director, he shall be the non-executive Chairman of the Board and Kargieman and Cantor shall not be required to vote for any person designated by Liberty to replace Secretary Mnuchin unless such party consents in writing to such replacement, such consent not to be unreasonably withheld. By signing below, Kargieman agrees to cause any transferee of any Class B ordinary shares, par value $0.0001 per share, of the Issuer (“Class B Shares”) held by him to agree, as a condition to such Transfer, to all of the obligations of Kargieman under this letter agreement (other than in the case of a Transfer of Class B Shares to a transferee that would result in automatic conversion of such Class B Shares into Class A Shares in accordance with the terms of the memorandum and articles of association of the Issuer).

(ii) Two (2) persons designated by Kargieman, one such person being Kargieman, and a second designee who shall be reasonably acceptable to each of the Subscriber and Cantor (the “EK Directors”), which shall initially include Kargieman and Marcos Galperin, for so long as Kargieman and his affiliates continue to own beneficially an aggregate of at least one-third (1/3) of the number of shares of the Issuer that Kargieman will own on the date of the Transaction Closing (subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like). Kargieman shall not designate another person to replace him without the written consent of Subscriber and Cantor which, consent, if Kargieman is no longer Chief Executive Officer of the Company, shall not be unreasonably withheld.

(iii) Howard Lutnick (the “Cantor Director”), for so long as Cantor and its affiliates continue to own beneficially an aggregate of at least one-third (1/3) of the number of shares of the Issuer that Cantor will own on the date of the Closing (subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like).

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(b) Subject to applicable law, the Issuer shall take all necessary action to cause such directors as set forth in Paragraph 2(a) to be elected to the Board. The Subscriber, Kargieman and Cantor shall each promptly cooperate with the Issuer’s taking of such actions, including, without limitation, by timely providing all information reasonably requested by the Issuer with respect to each Subscriber Director, each EK Director and the Cantor Director. In addition to the directors elected pursuant to Paragraph 2(a), the Board shall also initially include Ted Wang, Brad Halverson, and another person designated by Kargieman who shall be reasonably acceptable to Subscriber, whose appointment shall be in compliance with NASDAQ listing requirements.

(c) Until the occurrence of a Cessation Event, in the event that the Subscriber or Kargieman has not nominated the total number of Subscriber Directors or EK Directors, as the case may be, the Subscriber or Kargieman, as applicable, shall be entitled to nominate pursuant to Paragraph 2(a)(i) or (ii) above, respectively, in accordance with the memorandum and articles of association of the Issuer such additional Subscriber Directors or EK Directors to which it is entitled in accordance with Paragraph 2(a)(i) or (ii), in which case, the Issuer and the Board shall take all necessary corporation action, to the fullest extent permitted by applicable law, to (i) enable the Subscriber or Kargieman, as applicable, to nominate and effect the nomination and election of such additional Subscriber Director(s) or EK Director(s), as the case may be, whether by increasing the size of the Board or otherwise, and (ii) to designate such additional Subscriber Director(s) or EK Director(s), as the case may be, to fill such newly created vacancies or to fill any other existing vacancies.

(d) From and after the Closing and the Transaction Closing until the occurrence of a Cessation Event, the Subscriber shall have the right to nominate one Subscriber Director to serve on each committee of the Board, provided that any such nominee shall be a director and shall be eligible to serve on the applicable committee under applicable law or listing standards of the Nasdaq or New York Stock Exchange (as applicable), including any applicable independence requirements (subject in each case to any applicable exceptions, including those for newly public companies and for “controlled companies,” and any applicable phase-in periods). Any additional members shall be determined by the Board. Each Subscriber Director nominated and appointed to serve on a Board committee pursuant to this Paragraph 2(c) shall have the right to remain on such committee so long as the Subscriber is entitled to nominate such director to the Board and such Subscriber Director is entitled to be a director of the Issuer under Paragraph 3(b) below. Unless the Subscriber notifies the Issuer otherwise prior to the time the Board takes action to change the composition of a Board committee, and if a Cessation Event has not yet occurred at the time the Board takes action to change the composition of any such Board committee, any Subscriber Director currently designated by the Subscriber to serve on a committee shall be presumed to be re-nominated to such Board committee.

(e) In the event that any Subscriber Director or EK Director shall cease to serve as a Subscriber Director or EK Director, respectively, for any reason, the Subscriber or Kargieman, as the case may be, shall be entitled to nominate such person’s successor in accordance with this letter agreement and the Board shall promptly fill the vacancy with such successor nominee; it being understood that any such nominee shall be entitled to continue to so serve as a director so long as the Subscriber is entitled to nominate Subscriber Directors or Kargieman is entitled to nominate EK Directors, as the case may be, to the Board and such Subscriber Director or EK Director, respectively, was entitled to be a director of the Issuer under Paragraph 3(b) below (in the case of a Subscriber Director) or Paragraph 2(a)(ii) (in the case of an EK Director).

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(f) If a Subscriber Director or EK Director is not appointed or elected to the Board because of such person’s death, disability, disqualification, withdrawal as a nominee or is unavailable or unable to serve on the Board for any other reason, the Subscriber or Kargieman, as applicable, shall be entitled to nominate promptly another Subscriber Director or EK Director, respectively, and the director position for which the original Subscriber Director or EK Director was nominated shall not be filled pending such nomination.

(g) So long as the Subscriber has the right to nominate Subscriber Directors pursuant to this letter agreement or any Subscriber Director is serving on the Board, the Issuer shall maintain in effect at all times directors and officers indemnity insurance coverage reasonably satisfactory to the Subscriber, and the Issuer’s governing documents (as may be further amended, supplemented or waived in accordance with its terms) shall at all times provide for indemnification, exculpation and advancement of expenses to the fullest extent permitted under applicable law.

(h) At any time that the Subscriber has the right nominate Subscriber Directors to the Board pursuant to this letter agreement, the Issuer shall not increase or decrease the maximum number of directors permitted to serve on the Board without the prior written consent of the Subscriber.

(i) At any time that the Subscriber has the right to nominate Subscriber Directors pursuant to this letter agreement, the Issuer shall not take any action, including making or recommending any amendment to the Issuer’s governing documents that could reasonably be expected to adversely affect the Subscriber’s rights under this letter agreement and. Subscriber hereby consents to the amendments to the memorandum and articles of association of the Issuer reflected in Annex A attached hereto.

(j) The Issuer agrees that prior to the occurrence of a Cessation Event, (i) each Subscriber Director will be included in the Board’s slate of nominees to the Issuer’s shareholders (the “Board’s Slate”) for each election of a class of directors to which the relevant Subscriber Director belongs, and (ii) each such Subscriber Director will be included in the proxy statement prepared by management of the Issuer in connection with soliciting proxies for every meeting of the shareholders of the Issuer called with respect to the election of members of the Board of the class of directors to which the relevant Subscriber Director belongs (each, a “Director Election Proxy Statement”), and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of the Issuer or the Board with respect to the election of members of the Board of the class of directors to which the relevant Subscriber Director belongs. The Issuer agrees to provide written notice of the commencement the preparation of a Director Election Proxy Statement to the Subscriber at least 20 business days, but no more than 60 business days, prior to the earlier of the mailing and the filing date of any Director Election Proxy Statement. The Subscriber shall be deemed to re-nominate the incumbent Subscriber Directors unless, subject to Paragraph 2(a) above, Subscriber notifies Issuer in writing as to the nomination of replacement Subscriber Director(s) at least 90 days prior to the date of such shareholders meeting.

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(k) The Issuer shall pay all reasonable out-of-pocket expenses incurred by any Subscriber Director in connection with the performance of his or her duties as a director and in connection with his or her attendance at any meeting of the Board.

3. Cessation Event. Notwithstanding Paragraphs 1 and 2 above, in the event that the Subscriber and its affiliates (as used in this letter agreement, the term “affiliate(s)” shall have the meaning ascribed to it in the Subscription Agreement and, with respect to the Subscriber, may only include entities that are managed by the Manager or its affiliates) Transfer, in the aggregate with all prior Transfers of Subscriber Shares, Subscriber Warrant Shares and shares purchased by exercise of the Advisory Fee Warrants by the Subscriber and its affiliates, to any person(s) who are not affiliates of the Subscriber, economic ownership of a number of Subscriber Shares, Subscriber Warrant Shares and shares purchased by exercise of the Advisory Fee Warrants such that the Subscriber and its affiliates no longer hold the economic ownership in an aggregate of at least 6,666,666 (subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like) Issuer Shares (a “Cessation Event”):

(a) From and after the Cessation Event no Fee Installments shall be made and Paragraph 1 above shall be of no further force and effect. The Subscriber shall deliver written notice to the Issuer of a Cessation Event prior to the Cessation Event; provided that if such prior notice is not commercially feasible under the circumstances, such notice shall be delivered within two (2) Business Days of the Cessation Event (the ”Notice Period”); and

(b) The Subscriber shall no longer have any right to nominate any director to the Board from and after the Cessation Event and Paragraph 2 above shall be of no further force and effect; provided, however, that each incumbent Subscriber Director shall be entitled to serve as a director on the Board until the next election of directors of any class (whether or not of the same class of such Subscriber Director), but in no event more than one year following a Cessation Event. Shareholders of the Issuer shall have the right to remove any Subscriber Director who shall fail to resign as of the end of the period specified in this Paragraph 3(b).

4. Certain Share Issuances. So long as Class B Ordinary Shares of the Issuer are outstanding, the issuance by Issuer, in a single transaction or a series of related transactions, of a number of shares that equals or exceeds 20% of the then outstanding number of ordinary shares of the Issuer on a fully-diluted basis (assuming exercise of all options and warrants of the Issuer) shall require the written consent of Subscriber; provided that no such consent shall be required if such issuance of shares is made in connection with (i) any acquisition by the Issuer of any equity interests, assets, properties, or business of any person; (ii) any merger, consolidation, or other business combination involving the Issuer; (iii) any transaction or series of related transactions involving a Change of Control (as defined below); or (iv) any equity split, payment of distributions, or any similar recapitalization. “Change of Control” shall be deemed to have occurred if, after the date hereof, (i) the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of securities representing more than 50% of the combined voting power of the Issuer is acquired by any person (other than the Issuer, any subsidiary of the Issuer, or any trustee or other fiduciary holding securities under an employee benefit plan of the Issuer), (ii) the merger or consolidation of the Issuer with or into another person where the shareholders of the Issuer, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule

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13d-3 under the Exchange Act), directly or indirectly, shares representing in the aggregate 50% or more of the combined voting power of the securities of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any) in substantially the same proportion as their ownership of the Issuer immediately prior to such merger or consolidation, or (iii) the sale or other disposition of all or substantially all of the Issuer’s assets to any person, other than a sale or disposition by the Issuer of all or substantially all of the Issuer’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned directly or indirectly by shareholders of the Issuer, immediately prior to the sale or disposition, in substantially the same proportion as their ownership of the Issuer immediately prior to such sale or disposition. In this Paragraph 4, “person” shall have the meaning set forth in sections 13(d) and 14(d) of the Exchange Act.

5. Lock-Up. Subject to the occurrence of the Closing and the Transaction Closing, so long as the Subscriber Securities are subject to lock-up obligations (including those set forth in Section 8 of the Subscription Agreement), the Issuer agrees not to waive or agree to shorten any contractual lock-up obligations that exist as of the date hereof without the written consent of the Manager.

6. Expense Reimbursement. Subject to the occurrence of the Closing and the Transaction Closing, at the Closing, the Issuer shall reimburse the Subscriber for all reasonable and documented out-of-pocket expenses of the Subscriber incurred in connection with the transaction contemplated by this letter agreement and the Subscription Agreement, up to $250,000.

7. Miscellaneous. Sections 12 (a), (c), (e), (f), (g), (h), (i), (j), (k), (l), (m) and (n) of the Subscription Agreement are incorporated herein by reference (applied mutatis mutandis as if set forth in this letter agreement). This letter agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns, except for the Manager, which shall be an express third party beneficiary of this letter agreement with respect to Paragraph 1. This letter agreement shall only be amended with the prior written consent of the Issuer and the Subscriber. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The Subscriber shall not be obligated to nominate all (or any) of the Subscriber Directors it is entitled to nominate pursuant to this letter agreement for any election of directors and the failure to do so shall not constitute a waiver of its rights hereunder with respect to future elections.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

SATELLOGIC INC.

By:	/s/ Emiliano Kargieman
Name: Emiliano Kargieman
Title: Chief Executive Officer

Address for Notice:

Satellogic Inc.

c/o Nettar Group Inc.

Email: ceo@satellogic.com, gc@satellogic.com

Attention: Emiliano Kargieman

with a copy (which shall not constitute notice) to:

Friedman Kaplan Seiler & Adelman LLP

7 Times Square

New York, NY 10036-6516

Email: areindel@fklaw.com

Attention: Gregg S. Lerner, Asaf Reindel

and

Greenberg Traurig LLP

333 SE 2nd Avenue

Suite 4400

Miami, FL 33131

Email: annexa@gtlaw.com

Attention: Alan I. Annex

Agreed to for the purpose of Paragraph 2:

/s/ Emiliano Kargieman
Emiliano Kargieman

IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

LIBERTY STRATEGIC CAPITAL (SATL) HOLDINGS, LLC

By:	Liberty 77 Fund L.P., Liberty 77 Fund USTE L.P. and Liberty 77 Fund International L.P., its managing members

By:	Liberty 77 Capital GenPar L.P., its general partner

By:	Liberty 77 Capital UGP L.L.C., its general partner

By:	/s/ Steven T. Mnuchin
Name: Steven T. Mnuchin
Title: Chief Executive Officer

Address for Notice:

Liberty Strategic Capital (SATL) Holdings, LLC

2001 Pennsylvania Avenue, NW

Washington, D.C. 20006-1850

Email: Brian Callanan and Jesse Burwell

Attention: brian@libertycapitallp.com; jesse@libertycapitallp.com with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Email: eching@paulweiss.com

Attention: Ellen Ching

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IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Agreed to for the purpose of Paragraph 2:

CFAC HOLDINGS V, LLC

By:	/s/ Howard Lutnick
Name: Howard Lutnick
Title: Chief Executive Officer

Address for Notice:

CFAC Holdings V, LLC

110 East 59th Street

New York, NY 10022

Attention: Chief Executive Officer

Email: CFV@cantor.com

with a copy (which shall not constitute notice) to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

Attention: Ken Lefkowitz

Email: ken.lefkowitz@hugheshubbard.com

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Annex A

Memorandum and Articles of Association of the Issuer

4

Exhibit 99.1

Secretary Steven Mnuchin’s Liberty Strategic Capital to Invest $150 Million

in Satellogic and CF Acquisition Corp. V (Nasdaq: CFV)

•

Investment will support Satellogic as it scales its constellation, with the goal of weekly remapping of the entire Earth’s surface in 2023 and daily remapping thereafter, unlocking countless commercial, sustainability, and government applications

•	Secretary Mnuchin to serve as Non-Executive Chairman of Satellogic Board of Directors

•	Howard W. Lutnick, Chairman and CEO of Cantor Fitzgerald and CFV, to join Satellogic Board of Directors

•

Satellogic satellites have the capacity to collect more images than the closest four satellite competitors combined, changing the way we see our Earth by delivering data that helps analyze and develop solutions for the world’s most pressing problems within a $140 billion TAM opportunity[1]

•	Total committed capital of $265 million; merger slated to close in Q1 2022

New York, N.Y. — January 18, 2022—Satellogic, a leader in sub-meter resolution satellite imagery collection, currently 70 centimeters, and CF Acquisition Corp. V (Nasdaq: CFV) (“CFV”), a special purpose acquisition company sponsored by Cantor Fitzgerald, today announced that they have secured an additional $150 million private placement commitment from Liberty Strategic Capital (“Liberty”), a private equity firm founded and led by former U.S. Secretary of the Treasury Steven T. Mnuchin.

This investment brings the total committed capital coming into Satellogic in this series of transactions to more than $265 million, building on the previously announced PIPE offering of $100 million led by SoftBank’s SBLA Advisers Corp. and Cantor Fitzgerald, among other top-tier institutional investors. Cantor Fitzgerald has increased its PIPE participation to approximately $58 million from the previously disclosed amount of $33 million. Both the Liberty and SoftBank SBLA Advisers Corp. placements are subject to lock-up provisions for a minimum of a year. The capital will further position Satellogic to remap the entire surface of the Earth in sub-meter resolution, creating unprecedented data analytics and commercial applications within its $140 billion Total Addressable Market (“TAM”).

In connection with Liberty’s investment in Satellogic, Secretary Mnuchin will join Satellogic’s Board of Directors as Non-Executive Chairman. Chairman and CEO of Cantor Fitzgerald and CFV Howard Lutnick will also join the Board of Directors.

Secretary Mnuchin, Founder and Managing Partner of Liberty, said, “It is hard to overstate the importance of up-to-date, high resolution Earth imagery as an aid to decision making across a broad variety of contexts. As Satellogic builds out its network to provide daily remaps of the Earth’s surface at a low cost, we believe the company is well positioned to provide governments and businesses with the information they need to make better, more well-informed decisions with respect to a host of pressing problems. We are excited to partner with Satellogic as they continue to innovate in this exciting and growing market.”

Emiliano Kargieman, CEO of Satellogic, said, “We are thrilled to welcome Secretary Mnuchin and Howard Lutnick to the Satellogic Board of Directors, and Liberty and its investors to our ownership as a public company. This transaction is a significant step towards our plan of daily sub-meter resolution world remaps ready to address vast and affordable commercial applications.”

[1]	Source: Euroconsult

Howard W. Lutnick, Chairman and CEO of Cantor Fitzgerald and CFV, stated, “I’m excited Secretary Mnuchin and the team at Liberty share our enthusiasm for the enormous value Satellogic’s massive data capacity unlocks. Satellogic’s low-earth images will bring unique data sets and global analytics to the private sector and governments world-wide.”

Company Highlights

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Images that Change the Way We See the Earth: Satellogic’s satellites have more capture capacity than the closest four satellite competitors combined. Satellogic intends to launch additional satellites in 2022, more than doubling its data and imagery capacity, and it expects to create weekly sub-meter resolution world remaps by the end of 2023 and daily remaps thereafter.

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Highly Scalable, Competitive Operating Model: Satellogic’s unique, patented camera design, underpinned by vertically integrated manufacturing, enables its satellites to capture 10 times more data at one-tenth of the cost of its competitors’ high-resolution Earth Observation satellites. Satellogic also benefits from shorter R&D cycles and the ability to efficiently scale while maintaining overall quality.

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Delivering Data to Solve the World’s Most Pressing Problems: Satellogic was founded to help solve some of the greatest challenges of our time: resource utilization and distribution. From tradeoffs between food, energy and water supplies, to monitoring the impacts of natural disasters, global health and humanitarian crises in the midst of a looming climate emergency; access to a continually refreshed source of global, high-quality data is critical to confronting some of the world’s most crucial issues.

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Unparalleled Commercial and Government Applications: Using its patented satellite technology, Satellogic’s enormous comparative image and data capture capacity position it for vast commercial and government applications through a live catalog of every square meter of Earth. For instance, governments could monitor their borders or assess supply chain congestion, companies and communities could swiftly analyze the wake of a hurricane or fire to determine damage, and climate scientists can track the impact of global warming and resource utilization to inform policymakers, among countless other use cases. Across industries and around the globe, Satellogic customers will be able to make smarter decisions, informed by the best-in-class technology and leading content collection at an affordable price point.

Next Steps

The proposed merger with CFV is projected to close in the first quarter of 2022. Liberty’s investment in Satellogic is expected to close in mid-February after the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

A proxy statement/prospectus supplement is being filed with the Securities and Exchange Commission for CFV’s special meeting of stockholders, which is scheduled for January 24, 2022 at 11:00 a.m. EST via live webcast.

Advisors

Cantor Fitzgerald & Co. is serving as financial advisor and capital markets advisor to CFV as well as placement agent on the PIPE, with Hughes Hubbard & Reed LLP serving as legal counsel to CFV. J.P. Morgan is serving as financial advisor to Satellogic, with Friedman Kaplan Seiler & Adelman LLP and Greenberg Traurig LLP serving as legal counsel to the Company. Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as legal counsel to Liberty Strategic Capital.

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About Satellogic

Founded in 2010 by Emiliano Kargieman and Gerardo Richarte, Satellogic is the first vertically integrated geospatial company, driving real outcomes with planetary-scale insights. Satellogic is building the first scalable, fully automated Earth Observation platform with the ability to remap the entire planet at both high-frequency and high-resolution, providing accessible and affordable solutions for customers.

Satellogic’s mission is to democratize access to geospatial data through its information platform to help solve the world’s most pressing problems including climate change, energy supply, and food security. Using its patented Earth imaging technology, Satellogic unlocks the power of Earth Observation to deliver high-quality, planetary insights at the lowest cost in the industry. With more than a decade of experience in space, Satellogic has proven technology and a strong track record of delivering satellites to orbit and high-resolution data to customers at the right price point.

To learn more, please visit: http://www.satellogic.com

About CF Acquisition Corp. V

CF Acquisition Corp. V is a blank check company led by Chairman and Chief Executive Officer Howard W. Lutnick and sponsored by Cantor Fitzgerald.

About Cantor Fitzgerald

Cantor Fitzgerald, with over 12,000 employees, is a leading global financial services group at the forefront of financial and technological innovation and has been a proven and resilient leader for over 70 years. Cantor Fitzgerald & Co. is a preeminent investment bank serving more than 5,000 institutional clients around the world, recognized for its strengths in fixed income and equity capital markets, investment banking, SPAC underwriting and PIPE placements, prime brokerage and commercial real estate and for its global distribution platform. Cantor Fitzgerald & Co. is one of the 24 primary dealers authorized to transact business with the Federal Reserve Bank of New York. For more information, please visit: www.cantor.com.

Additional Information

This press release relates to a proposed transaction between Satellogic and CFV. In connection with the transaction described herein, CFV and Satellogic have filed relevant materials with the SEC, including an effective registration statement on Form F-4, which includes a prospectus of Satellogic and a proxy statement of CFV. The definitive proxy statement was sent to all CFV stockholders. Satellogic and CFV will also file other documents regarding the proposed transaction with the SEC including a proxy statement/prospectus supplement describing the Liberty investment in more detail. Before making any voting or investment decision, investors and security holders of Satellogic and CFV are urged to read the registration statement, the proxy statement/prospectus, the proxy statement/prospectus supplement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus, the proxy statement/prospectus supplement and all other relevant documents filed or that will be filed with the SEC by Satellogic or CFV through the website maintained by the SEC at www.sec.gov.

The documents filed by CFV with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. V, 110 East 59th Street, New York, NY 10022 or via email at CFV@cantor.com. The documents filed by Satellogic with the SEC also may be obtained free of charge upon written request to Satellogic USA, Inc., 210 Delburg St., Davidson, NC 28036.

Participants in the Solicitation

Satellogic, CFV and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CFV’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of CFV’s securities are, or will be, contained in CFV’s filings with the SEC, and such information and names of Satellogic’s directors and executive officers are also in the registration statement on Form F-4 filed with the SEC by Satellogic and the proxy statement/prospectus supplement.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CFV or Satellogic, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This press release contains “forward-looking statements,” including statements regarding the proposed transaction between CFV and Satellogic. Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CFV’s, Satellogic’s or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on CFV’s and Satellogic’s current expectations and beliefs concerning future developments and their potential effects on CFV or Satellogic and include statements concerning (i) leadership changes, (ii) Satellogic’s ability to scale its constellation, (iii) Satellogic’s ability to meet image quality expectations and continue to offer superior unit economics, (iv) Satellogic’s ability to become or remain an industry leader, (v) the number of commercial applications for Satellogic’s products and services, (vi) Satellogic’s ability to address all commercial applications for satellite imagery or address a certain total addressable market and the expected size of that market, (vii) expectations regarding cash on the balance sheet following closing of the business combination and the PIPE offering, including after giving effect to expected redemptions of CFV stock, and whether such cash will be sufficient to meet Satellogic’s business objectives and (viii) the expected timing of closing the transaction and the Liberty investment. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by, an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CFV and Satellogic. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CFV’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by CFV’s stockholders, the satisfaction of the minimum trust account amount following any redemptions by CFV’s public stockholders and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) the inability to complete the PIPE offering or the Liberty investment, (v) the effect of the announcement or pendency of the transaction on Satellogic’s business relationships, operating results and business generally, (vi) risks that the transaction disrupts current plans and operations of Satellogic, (vii) changes in the competitive and highly regulated industries in which Satellogic operates, variations in operating performance across competitors and changes in laws and regulations affecting Satellogic’s business, (viii) the ability to implement business plans, forecasts and other expectations after the completion of the transaction, and identify and realize additional opportunities, (ix) the risk of downturns in the commercial launch services, satellite and spacecraft industry, (x) the outcome of any legal proceedings that may be instituted against Satellogic or CFV related to the merger agreement or the transaction, (xi) volatility in the price of CFV’s or any successor entity’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Satellogic operates or plans to operate, variations in performance across competitors, changes in laws and regulations affecting Satellogic’s business and changes in the combined capital structure, (xii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xiii) the risk that Satellogic and its current and future collaborators are unable to successfully develop and commercialize Satellogic’s products or services, or experience significant delays in doing so, (xiv) the risk that Satellogic may never achieve or sustain profitability, (xv) the risk that Satellogic may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all, (xvi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xvii) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (xviii) the risk of product liability or regulatory lawsuits or proceedings relating to Satellogic’s products and services, (xix) the risk that Satellogic is unable to secure or protect its intellectual property and (xx) the risk that the post-combination company’s securities will not be approved for listing on The Nasdaq Stock Market LLC or another stock exchange or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-4 and proxy statement/prospectus discussed above and other documents filed or to be filed by CFV, Satellogic and/or any successor entity of the transaction from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Satellogic and CFV assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Satellogic nor CFV gives any assurance that either Satellogic, CFV or the combined company will achieve its expectations.

Contacts

Satellogic

Media Relations:

Satellogic

pr@satellogic.com

FTI Consulting

Rachel Chesley

Satellogic@fticonsulting.com

Investor Relations:

MZ Group

Chris Tyson/Larry Holub

SATL@mzgroup.us

CF Acquisition Corp. V

Karen Laureano-Rikardsen

KLRikardsen@cantor.com